Barnwell Industries, Inc.

2002 Annual Report

Barnwell Industries, Inc. and its subsidiaries are principally engaged in the business of exploring for, developing, producing, and selling natural gas and oil in Canada, investing in leasehold land in Hawaii, and drilling wells and maintaining water systems in Hawaii.

Contents

BARNWELL INDUSTRIES, INC.

TO OUR STOCKHOLDERS:

Barnwell's net earnings for fiscal 2002 were $40,000 ($0.03 per share – diluted), as compared to net earnings of $3,830,000 ($2.82 per share – diluted) in fiscal 2001. This decrease was principally due to an $8,550,000 or 43% decline in oil and natural gas revenues as compared to the prior year, owing to significant decreases in petroleum prices received by the Company in fiscal 2002 as compared to fiscal 2001. The average natural gas price received by the Company decreased 47% or $1.90 per MCF (thousand cubic feet) and oil prices decreased 16% or $4.16 per barrel. We believe that the Company will report better earnings in fiscal 2003 as compared to fiscal 2002 because of our Hawaiian land position and a turnaround in natural gas and oil prices.

The prices currently being received by the Company in its first quarter of fiscal 2003 are significantly higher than they were in the first quarter of fiscal 2002. The Company's average natural gas price received for the first two months of fiscal 2003 was $3.29 per MCF, 68% higher than the average natural gas price received by the Company in the first quarter of fiscal 2002. For oil as well the Company's average oil price received for the first two months of fiscal 2003 was $22.74 per barrel, 47% higher than the average oil price received by the Company in the first quarter of fiscal 2002.

Barnwell continued to invest significantly in the exploration and development of its natural gas and oil properties, investing $4,581,000 in fiscal 2002, a $341,000 or 8% increase over the prior year. Barnwell participated in the drilling of 16 wells in which its net interest resulted in 5.46 net wells. We have striven to increase the Company's net interest in the wells we participate in and we were successful in this regard this year. Our average net interest rose to 34% in 2002 from 19% in 2001, a 79% increase.

Another of our corporate objectives has been to develop our own natural gas and oil prospects. In fiscal 2002, the vast majority of our drilling, 11 of the 16 wells, was on internally developed prospects. We have increased our exploration staff and will continue to do so as we move the Company towards the development of new core areas and the generation of more prospects created by the Company.

Kaupulehu Developments, Barnwell's 77.6% owned real estate development partnership, continued to move forward with the development of its approximately 870 acres of urban-zoned leasehold land on the edge of the Pacific Ocean adjacent to the five diamond Four Seasons Resort Hualalai at Historic Ka'upulehu and the Hualalai Golf Club, which has its second golf course presently under construction. Additionally, Kaupulehu Developments owns approximately 1,000 acres of conservation-zoned leasehold land on the ocean side of the Queen Kaahumanu Highway adjacent to these 870 acres of urban-zoned land, and development rights on approximately 120 acres, at September 30, 2002, for residentially zoned leasehold land within and adjacent to the Hualalai Golf Club.

1100 Alakea Street • Suite 2900 • Honolulu, Hawaii 96813 • Telephone (808) 531-8400 • Fax (808) 531-7181

We are very pleased to report that Kaupulehu Developments did receive the second of ten scheduled option payments relating to the development rights within Hualalai Resort on December 31, 2002, its due date, totaling $2,125,000. This receipt will increase the Company's fiscal 2003 cash flow generated by investing activities by $2,125,000. There are eight remaining option payments of $2,656,250 due on each December 31 of years 2003 to 2010. If any annual option payment is not made, the then remaining development right options will expire. There is no assurance that any portion of the remaining options will be exercised.

Our Hawaii contract drilling operations generated positive cash flows from operations and a $541,000 operating profit, an increase from fiscal 2001's $268,000 operating profit. In December 2002, the drilling company's backlog of contracts for drilling and pump installation work stood at approximately $1,500,000.

The Company's proved developed oil and natural gas properties as of September 30, 2002, as determined by independent petroleum engineers, are projected to generate undiscounted future after-tax net cash flows of approximately $52,200,000. The projection was based on current prices and assumes no price increases. Utilizing this same constant price evaluation, the proved developed reserves per outstanding share of the Company are approximately 1.2 barrels of oil and natural gas liquids and 20.7 MCF of natural gas for a total of 32.7 MCF equivalents (oil and natural gas liquids are converted at a ratio of one barrel to 10 MCF). Additionally, the Company holds some 36,000 net acres of undeveloped oil and natural gas properties in Alberta.

I am personally pleased to report that Mr. Alexander C. Kinzler has been promoted to President and Chief Operating Officer. Mr. Alexander Kinzler, also our General Counsel, has worked for the Company for over 18 years and has been a member of the Board of Directors for over three years.

We have also nominated Mr. Russell M. Gifford to be a Director of the Company. Mr. Gifford serves as Barnwell's Executive Vice President, Chief Financial Officer, Treasurer and Secretary, and has been employed by the Company for over 20 years.

Our Company has solid foundations in both its land development and oil and natural gas segments and we look forward to continued progress in enhancing stockholder value.

We thank you, our stockholders, for your continued support.

For the Board of Directors,

Morton H. Kinzler
Chairman of the Board and
Chief Executive Officer

FINANCIAL AND OPERATING HIGHLIGHTS

Years ended September 30,

	2002	2001	2000	1999	1998
FINANCIAL:					
Revenues	**$ 15,880,000**	$ 24,090,000	$ 26,570,000	$ 15,160,000	$ 11,920,000
Net earnings (loss)	**$ 40,000**	$ 3,830,000	$ 5,010,000	$ 520,000	$ (3,890,000)
Net cash flows from operating activities, before changes in current assets and liabilities	**$ 4,035,000**	$ 7,746,000	$ 6,568,000	$ 3,654,000	$ 2,527,000
Net cash flows from operating activities, after changes in current assets and liabilities	**$ 1,448,000**	$ 10,158,000	$ 8,194,000	$ 2,725,000	$ 2,961,000
Capital expenditures	**$ 5,644,000**	$ 5,458,000	$ 6,249,000	$ 2,831,000	$ 8,127,000
OPERATING:					
Production -					
Oil and natural gas liquids (barrels)	**242,000**	272,000	291,000	300,000	291,000
Natural gas (MCF)	**3,277,000**	3,269,000	3,501,000	3,634,000	4,145,000
Average price -					
Oil and natural gas liquids, per barrel	**$ 17.85**	$ 24.42	$ 22.84	$ 12.90	$ 12.63
Natural gas, per MCF	**$ 2.12**	$ 4.02	$ 2.41	$ 1.57	$ 1.38
RESERVES:					
At September 30,					
Proved reserves:					
Oil and liquids-barrels	**1,527,000**	1,536,000	1,781,000	2,138,000	2,413,000
Natural gas - MCF	**27,166,000**	28,371,000	29,796,000	36,879,000	40,561,000
Total natural gas and natural gas equivalent of oil and liquids* - MCF	**42,436,000**	43,731,000	47,606,000	58,259,000	64,691,000

MCF - 1,000 cubic feet

*Oil and liquids are converted to natural gas equivalents at the rate of 10 MCF of gas per one barrel of oil.

OIL AND NATURAL GAS RESERVES AT SEPTEMBER 30, 2002

	Total Proved Producing				Total Proved			
	Oil & NGL's		Gas		Oil & NGL's		Gas	
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Property Name	(MBBLS)		(MMCF)		(MBBLS)		(MMCF)	
Dunvegan	665	489	16,702	13,494	854	624	22,037	17,965
Red Earth	527	461	50	43	550	479	60	52
Pouce Coupe	36	30	1,367	1,035	36	30	1,367	1,035
Thornbury	-	-	1,244	1,029	-	-	1,491	1,240
Hillsdown	22	16	957	766	41	31	1,122	901
Sunnynook	-	-	17	13	-	-	17	13
Medicine River	57	42	1,008	656	65	48	1,117	730
Barrhead	-	-	348	305	-	-	348	305
Belloy	-	-	160	121	-	-	272	211
Charlotte Lake	26	23	403	367	26	23	803	717
Chauvin	164	143	19	15	178	153	20	16
Clive	-	-	17	16	-	-	17	16
Coyote	-	-	17	17	-	-	17	17
Drumheller	-	-	99	80	-	-	99	80
Faith	-	-	-	-	-	-	1,011	772
Gilby	4	3	67	56	4	3	67	56
Highvale	3	3	51	47	3	3	51	47
Hilda	-	-	43	40	-	-	43	40
Leduc	-	-	-	-	-	-	204	166
Malmo	-	-	61	51	-	-	61	51
Manyberries	28	25	4	3	28	25	4	3
Mikwan	-	-	29	26	-	-	29	26
Mitsue	-	-	40	35	-	-	40	35
Pembina	26	21	299	242	26	21	299	242
Pollockville	-	-	221	165	-	-	340	245
Progress	7	4	864	598	13	8	1,445	1,068
Staplehurst	13	12	-	-	17	16	-	-
Tomahawk	-	-	-	-	18	15	442	335
Wood River	9	8	168	139	9	8	168	139
Zama	25	20	149	97	26	21	600	392
Boundary Lake, British Columbia	-	-	-	-	19	16	109	95
Hatton, Saskatchewan	-	-	218	156	-	-	218	156
Webb-Beverley, Saskatchewan	3	3	-	-	3	3	-	-
TOTAL	1,615	1,303	24,622	19,612	1,916	1,527	33,918	27,166

Properties are located in Alberta, Canada unless otherwise noted.

BARNWELL INDUSTRIES, INC.

December 20, 2002

REPORT OF MANAGEMENT

The management of Barnwell Industries, Inc. prepared, and is responsible for, the accompanying consolidated financial statements and for their integrity and objectivity. The consolidated financial statements present fairly the Company's financial position, results of operations and cash flows in conformity with accounting principles generally accepted in the United States of America. In preparing its consolidated financial statements, the Company includes amounts that are based on estimates and judgments that management believes are reasonable under the circumstances.

Barnwell Industries, Inc. maintains systems of accounting and internal controls to provide reasonable assurances that the Company's assets are protected from unauthorized use and that all transactions are executed in accordance with established authorizations and recorded properly. Management believes that these systems provide reasonable assurance that the books and records accurately reflect the transactions of the Company.

The accompanying consolidated financial statements have been audited by KPMG LLP, independent auditors appointed by the Board of Directors. Management has made available to KPMG LLP all of the Company's financial records and related data, as well as the minutes of stockholders', directors' and audit committee meetings.

The audit committee, composed of four non-employee directors, meets periodically with the independent auditors and financial management. The participants in these meetings discuss the Company's internal accounting controls, the independent auditors' findings and opinion, financial information, and related matters. The independent auditors have unrestricted access to the audit committee, to discuss any matter that they wish to call to the Committee's attention.

Morton H. Kinzler
Chief Executive Officer and
Chairman of the Board

Russell M. Gifford
Executive Vice President,
Chief Financial Officer, Treasurer
and Secretary

1100 Alakea Street • Suite 2900 • Honolulu, Hawaii 96813 • Telephone (808) 531-8400 • Fax (808) 531-7181

MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

The following discussion is intended to assist in the understanding of the consolidated balance sheets of Barnwell Industries, Inc. and subsidiaries (collectively referred to herein as "Barnwell") as of September 30, 2002 and 2001, and the related consolidated statements of operations, stockholders' equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended September 30, 2002. This discussion should be read in conjunction with the Consolidated Financial Statements and related Notes To Consolidated Financial Statements included in this report.

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. Actual results could differ significantly from those estimates.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

In response to U.S. Securities and Exchange Commission Release No. 33-8040, "Cautionary Advice Regarding Disclosure About Critical Accounting Policies," Barnwell has identified certain of its policies as being of particular importance to the understanding of its financial position and results of operations and which require the application of significant judgment by management.

Oil and natural gas properties

Barnwell uses the full cost method of accounting under which all costs incurred in the acquisition, exploration and development of oil and natural gas reserves, including unsuccessful wells, are capitalized until such time as the aggregate of such costs, on a country by country basis, equals the discounted present value (at 10%) of Barnwell's estimated future net cash flows from estimated production of proved oil and natural gas reserves, as determined by independent petroleum engineers, less related income tax effects. Any capitalized costs, net of oil and gas related deferred income taxes, in excess of the discounted present value of proved properties and the lower of cost or estimated fair value of unproved properties are charged to expense. Depletion of all such costs, except costs related to major development projects, is provided by the unit-of-production method based upon proved oil and natural gas reserves of all properties on a country by country basis. Investments in major development projects are not amortized until either proved reserves are associated with the projects or impairment has been determined. At September 30, 2002, Barnwell had no investments in major oil and natural gas development projects that were not being amortized. General and administrative costs related to oil and natural gas operations are expensed as incurred. Estimated future site restoration and abandonment costs are charged to earnings at the rate of depletion and are included in accumulated depreciation, depletion and amortization. Proceeds from the disposition of minor producing oil and natural gas properties are credited to the cost of oil and natural gas properties. Gains or losses are recognized on the disposition of significant oil and natural gas properties.

Investment in land and revenue recognition

Barnwell's investment in land is comprised of interests in leasehold land under development and development rights under option.

Investment in leasehold land under development is evaluated for impairment whenever events or changes in circumstances indicate that the recorded investment balance may not be fully recoverable.

Development rights under option are reported at the lower of the asset carrying value or fair value, less costs to sell. Sales of development rights under option are accounted for under the cost recovery method. Under the cost recovery method, no operating profit is recognized until cash received exceeds the cost and the estimated future costs related to the development rights sold.

Contract drilling

Revenues, costs and profits applicable to contract drilling contracts are included in the consolidated statements of operations using the percentage of completion method, principally measured by the percentage of labor dollars incurred to date for each contract to total estimated labor dollars for each contract. Contract losses are recognized in full in the period the losses are identified. The performance of drilling contracts may extend over more than one year and, in the interim periods, estimates of total contract costs and profits are used to determine revenues and profits earned for reporting the results of the contract drilling operations. Revisions in the estimates required by subsequent performance and final contract settlements are included as adjustments to the results of operations in the period such revisions and settlements occur. Contracts are normally less than one year in duration.

Income taxes

Deferred income taxes are determined using the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax asset will not be realized. Barnwell has established a valuation allowance primarily for the U.S. tax effect of deferred Canadian taxes, foreign tax credits, accrued expenses and state of Hawaii net operating loss carryforwards which may not be realizable in future years as there can be no assurance of any specific level of earnings or that the timing of U.S. earnings will coincide with the payment of Canadian taxes to enable Canadian taxes to be fully deducted (or recoverable) for U.S. tax purposes.

At September 30, 2002, net deferred tax assets of $1,910,000 consisted primarily of $1,263,000 of deferred tax assets related to the excess of the cost basis of investment in land for tax purposes over the cost basis of investment in land for book purposes. This deferred tax asset will be realized through the deduction of the cost basis of investment in land for tax purposes against future proceeds from sales of interests in leasehold land under development and development rights under option. The amount of deferred income tax assets considered realizable may be reduced if estimates of future taxable income are reduced.

Pension Plan

Barnwell sponsors a noncontributory defined benefit pension plan covering substantially all of its U.S. employees, with benefits based on years of service and the employee's highest consecutive five-year average earnings. Barnwell accounts for its defined benefit pension plan in accordance with Statement of Financial Accounting Standards No. 87, "Employers' Accounting for Pensions," which requires that amounts recognized in financial statements be determined on an actuarial basis. Statement of Financial Accounting Standards No. 87 requires that the effects of the performance of the pension plan's assets and changes in pension liability discount rates on Barnwell's computation of pension income (expense) be amortized over future periods. Any variances in the future between the assumed rates utilized for actuarial purposes and the actual rates experienced by the plan may materially affect Barnwell's results of operations or financial condition.

During and as of the end of fiscal 2002, Barnwell assumed an expected long-term rate of return on plan assets of 8%. In fiscal 2002 and 2001, the plan's actual rate of return on plan assets fell below 8%. If this trend continues, Barnwell would be required to reconsider its assumed expected rate of return on plan assets. If Barnwell were to lower this rate, future pension expense would increase. The expected rate of future annual compensation increases utilized during and as of the end of fiscal 2002 was 5%.

At the end of each year, Barnwell determines the discount rate to be used to calculate the present value of plan liabilities. The discount rate is an estimate of the current interest rate at which the pension liabilities could be effectively settled at the end of the year. In estimating this rate, Barnwell looks to rates of return on high-quality, fixed-income investments. At September 30, 2002, Barnwell determined this rate to be 6.50%.

At September 30, 2002, Barnwell's accrued benefit cost was $244,000. For the year ended September 30, 2002, Barnwell recognized a net periodic benefit cost of $93,000. Barnwell currently estimates that the net periodic benefit cost will double in fiscal 2003, as compared to fiscal 2002.

CONTRACTUAL OBLIGATIONS

The following table lists the scheduled maturities of long-term debt, estimating that Barnwell's credit facility with the Royal Bank of Canada will be renewed on each annual renewal date, currently April 30, and scheduled minimum rental payments of non-cancelable operating leases for office space and leasehold land:

	Payments Due by Fiscal Year				
Contractual Obligations	2003	2004-2005	2006-2007	After 2007	Total
Long-term debt	$ 360,000	$ -	$ -	$ 9,961,000	$10,321,000
Operating leases	495,000	577,000	248,000	1,326,000	2,646,000
Total	$ 855,000	$ 577,000	$ 248,000	$11,287,000	$12,967,000

There is no assurance that the bank will in fact extend the term of the facility on each renewal date or that the facility will be renewed at its current amount. The following table lists the scheduled maturities of long-term debt assuming that the facility will not be renewed on the next renewal date and that Barnwell then elects to convert the revolving facility to term status, and scheduled minimum rental payments of non-cancelable operating leases for office space and leasehold land:

	Payments Due by Fiscal Year				
Contractual Obligations	2003	2004-2005	2006-2007	After 2007	Total
Long-term debt	$ 858,000	$ 9,463,000	$ -	$ -	$10,321,000
Operating leases	495,000	577,000	248,000	1,326,000	2,646,000
Total	$1,353,000	$10,040,000	$ 248,000	$ 1,326,000	$12,967,000

LIQUIDITY AND CAPITAL RESOURCES

Cash Flows, Debt and Available Credit

Cash flows from operations were $1,448,000 in fiscal 2002, as compared to $10,158,000 in fiscal 2001, a decrease of $8,710,000. This decrease was due to lower net earnings generated by Barnwell's oil and natural gas segment, due to significantly lower petroleum prices and lower volumes of oil sold, and to differences in the amount and timing of payments of income taxes. Significantly, in November 2001, the first quarter of fiscal 2002, Barnwell paid $2,367,000 in Canadian federal and provincial income taxes related to fiscal 2001 income. Making this payment on its due date deferred it from fiscal 2001 to fiscal 2002, increasing cash flows from operations in fiscal 2001 by $2,367,000 and decreasing cash flows from operations in fiscal 2002 by $2,367,000, and thus accounting for $4,734,000, or 54%, of the $8,710,000 decrease in cash flows.

Cash flows used in investing activities totaled $3,547,000 in fiscal 2002, a $6,118,000 decrease from $9,665,000 of cash flows used in investing activities in fiscal 2001. The decrease is due to the following differences: i) cash flows from investing activities in fiscal 2002 included $1,997,000 of proceeds, net of related fees, from the partial exercise of an option to purchase development rights; there were no such proceeds in fiscal 2001, and ii) cash flows from investing activities in fiscal 2001 included two transactions that occurred only in fiscal 2001: $2,791,000 of disbursements and a $1,481,000 loan to a related party, both related to the acquisition of an additional 27.5% interest in Kaupulehu Developments, as discussed in more detail below; there were no loans issued by Barnwell in fiscal 2002 and the payment of notes payable in fiscal 2002 for the balance of the prior year's acquisition of an additional interest in Kaupulehu Developments is reported as a financing activity.

Cash flows used in financing activities amounted to $1,540,000 in fiscal 2002, a $674,000 increase from $866,000 of cash flows used in fiscal 2001. In fiscal 2002, Barnwell paid the $2,209,000 of notes payable due on the prior year's acquisition of an additional 27.5% interest in Kaupulehu Developments and made $278,000 of distributions to Kaupulehu Developments' minority interest partners; there were no note payments or distributions to minority interest partners in fiscal 2001. Partially offsetting these financing uses in fiscal 2002 were borrowings under the Royal Bank of Canada facility of $1,711,000.

At September 30, 2002, Barnwell had consolidated cash and cash equivalents of $1,489,000, a working capital deficit of $457,000, and available credit under the Royal Bank of Canada's revolving credit facility of approximately $2,000,000. The Company's working capital deficit at September 30, 2001 was $1,786,000.

The Royal Bank of Canada renewed Barnwell's credit facility at approximately $12,000,000, unchanged from the prior year, and extended the revolving period one year to April 30, 2003. Barnwell restructured the repayment schedule of the loan to a two-year period if Barnwell elects to change the facility from a revolving loan to a term loan. If the loan is converted to a term loan, the new term period payments are as follows: first year of the term period – 20% (5% per quarter), and in the second year of the term period – 80% (5% per quarter for the first three quarters and 65% in the final quarter). Outstanding borrowings under this facility were $9,961,000 and $8,267,000 at September 30, 2002 and 2001, respectively, and are included in long-term debt.

The bank represented that it will not require any repayments under the facility on or before September 30, 2003. Accordingly, Barnwell has classified outstanding borrowings under the facility as long-term debt.

Barnwell has $360,000 of convertible notes outstanding at September 30, 2002 that are payable in four consecutive, equal quarterly installments. Interest is payable quarterly at a rate to be adjusted each quarter to the greater of 10% per annum or 1% over the prime rate of interest. Barnwell paid interest on these notes at an average rate of 10.00% per annum in fiscal 2002. For more information on Barnwell's long-term debt, see Note 6 of "Notes to the Consolidated Financial Statements."

Barnwell believes its current cash balances, future cash flows from operations, land segment sales, collection of receivables, and available credit will be sufficient to fund its estimated capital expenditures, make the scheduled repayments on its debentures, and meet the repayment schedule on its Royal Bank of Canada facility, should Barnwell or the Royal Bank of Canada elect to convert the facility to a term loan. However, if oil and natural gas production remains at or declines from current levels or oil and natural gas prices decline from current levels, current working capital balances and cash flows generated by operations may not be sufficient to fund Barnwell's current projected level of oil and natural gas capital expenditures, in which case Barnwell may fund capital expenditures with funds generated by land segment sales, long-term debt borrowings, or it may reduce future oil and natural gas capital expenditures. Additionally, if Barnwell's credit facility with a Canadian bank is reduced below the current level of borrowings under the facility after the April 2003 review, Barnwell may be required to reduce expenditures or seek alternative sources of financing to make any required payments under the facility.

Restructuring and Partial Exercise of Development Rights Option

In November 2001, Kaupulehu Developments and Kaupulehu Makai Venture, an unrelated entity that is an affiliate of Kajima Corporation of Japan, agreed to a restructuring of Kaupulehu Makai Venture's option to purchase Kaupulehu Developments' residential development rights, thereby enabling Kaupulehu Makai Venture to develop residential units on the applicable acreage. Under the terms of the new agreement, Kaupulehu Developments transferred its leasehold interest in approximately 230 of its approximately 1,100 acres of resort/residential zoned land to Kaupulehu Makai Venture and the amount of acreage under the option was increased to approximately 130 acres. The total amount of the option proceeds, if fully exercised, remained unchanged at $25,500,000, however the timing of the option payments were restructured as follows: two payments of $2,125,000; one was paid December 31, 2001 and the second is due December 31, 2002; and eight payments of $2,656,250 are due on each December 31 of years 2003 to 2010. If any annual option payment is not made, the then remaining development right options will expire. There is no assurance that any portion of the remaining options will be exercised.

On December 31, 2001, Kaupulehu Makai Venture exercised the portion of its development rights option due on that date and paid Kaupulehu Developments $2,125,000, reducing the amount of acreage under option to approximately 120 acres. Barnwell accounts for sales of development rights under option by use of the cost recovery method. Under the cost recovery method, no operating profit is recognized until cash received exceeds the cost and the estimated future costs related to development rights sold. Accordingly, in consolidation, approximately $1,877,000 of the proceeds from the sales of development rights were applied to reduce the carrying value of the underlying investment in land in the year ended September 30, 2002. Additionally, sales of development rights were further reduced by $128,000 of fees paid to Nearco, Inc. (an entity controlled by Mr. Johnston, a member of the Board of Directors of Barnwell) related to the sale. The remaining $120,000 of sales proceeds is recorded in the Consolidated Statements of Operations as "Sale of development rights, net."

Reissuance of Development Entitlements

In October 2001, the State Land Use Commission unanimously approved Kaupulehu Developments' petition for reclassification of approximately 1,100 acres of leasehold land into zoning which allows resort/residential development. This followed a remand procedure at the State Land Use Commission which resulted from an order of the Supreme Court of the State of Hawaii. Approximately 230 of the approximately 1,100 reclassified acres were transferred to Kaupulehu Makai Venture under the terms of the November 2001 development rights option restructuring agreement discussed above. Kaupulehu Developments is negotiating with an independent third party interested in developing the remaining 870 acres of resort/residential leasehold acreage, of which approximately 186 acres were designated by the State Land Use Commission as preservation areas with no residential or golf course development, and continues to make significant progress in the negotiation of a revised development agreement and residential fee simple purchase prices with the lessor. Management cannot predict the outcome of these negotiations.

Acquisition of Additional Interest In Kaupulehu Developments

On April 12, 2001, Barnwell Kona Corporation, a wholly owned subsidiary of Barnwell, and Nearco, Inc. concurrently acquired 84.1% of Cambridge Hawaii Limited Partnership. Cambridge Hawaii Limited Partnership is a Hawaii limited partnership whose only significant asset is the 49.9% minority interest in Kaupulehu Developments. Mr. Johnston previously indirectly owned 14.9% of Cambridge Hawaii Limited Partnership and was the president and controlling shareholder of the former general partner of Cambridge Hawaii Limited Partnership. Barnwell Kona Corporation is now the sole general partner of Cambridge Hawaii Limited Partnership. Barnwell Hawaiian Properties, Inc., a wholly owned subsidiary of Barnwell, presently owns the 50.1% majority interest in Kaupulehu Developments.

Barnwell Kona Corporation and Nearco, Inc. purchased 55.2% and 28.9% of Cambridge Hawaii Limited Partnership, respectively. The interests were purchased from three limited partnerships and several individual investors, each of which held partnership interests in Cambridge Hawaii Limited Partnership (the "Sellers"). Barnwell and Mr. Johnston negotiated the purchase price with the Sellers based on an internal assessment of the value of Kaupulehu Developments' leasehold and development rights. Barnwell Kona Corporation agreed to pay a total of $4,803,000 for 55.2% of Cambridge Hawaii Limited Partnership at $87,000 for each percentage point, and Nearco, Inc. agreed to pay a total of

$2,518,000 for 28.9% of Cambridge Hawaii Limited Partnership at $87,000 for each percentage point. Barnwell Kona Corporation and Nearco, Inc. also agreed to pay $300,000 ($197,000 and $103,000, respectively) to Cambridge Hawaii Limited Partnership for pre-closing expenses related to this transaction.

Barnwell Kona Corporation and Nearco, Inc. each paid approximately 54% of their purchase price and the $300,000 referred to above for pre-closing expenses in cash at closing. Barnwell Kona Corporation paid $2,791,000 at closing and signed non-interest bearing promissory notes totaling $2,209,000 due January 31, 2002 for the remaining approximately 46% of its purchase price. Barnwell loaned Nearco, Inc. $1,463,000 for its portion of the cash payment at closing. Barnwell's loan to Nearco, Inc. was non-interest bearing and was originally due January 31, 2002. Nearco, Inc. also signed non-interest bearing promissory notes to the Sellers totaling $1,158,000, due January 31, 2002, for the remaining approximately 46% of its purchase price.

Subsequent to April 12, 2001, Nearco, Inc. purchased an additional 0.4% of Cambridge Hawaii Limited Partnership; Barnwell loaned Nearco, Inc. an additional $18,000 for the 54% cash payment of this purchase.

As a result of these transactions, Mr. Johnston indirectly owns approximately 44.2% of Cambridge Hawaii Limited Partnership and Barnwell owns approximately 55.2% of Cambridge Hawaii Limited Partnership. Barnwell's newly acquired interest in Cambridge Hawaii Limited Partnership, together with Barnwell's current 50.1% indirect interest in Kaupulehu Developments held by Barnwell Hawaiian Properties, Inc., results in Barnwell owning an aggregate indirect interest of 77.6% in Kaupulehu Developments. The accounts of Cambridge Hawaii Limited Partnership are included in Barnwell's consolidated financial statements from the acquisition date (April 12, 2001) using the purchase method of accounting.

The purchase price paid of $5,000,000 was allocated to land, and on a consolidated basis increased the investment in land by $3,748,000 and reduced the minority interest by $1,252,000.

On January 31, 2002, Barnwell paid the remaining $2,209,000 due on the April 2001 purchase of the additional 27.5% interest in Kaupulehu Developments. Also, on January 31, 2002, Nearco, Inc. repaid $100,000 of its notes receivable to Barnwell and Barnwell extended the due date of the $1,381,000 balance of its original $1,481,000 receivable to December 31, 2002. The note bears interest at 10%, payable quarterly, from February 1, 2002, and is secured by an approximately 22.0% interest in Kaupulehu Developments and an assignment of commissions earned by Nearco, Inc. on Kaupulehu Developments' gross receipts from the sale of real estate interests. Barnwell's revised note receivable from Nearco, Inc. is subordinated to a $600,000, 10% note due January 31, 2003, Nearco, Inc. made with a third party on January 31, 2002, to pay a portion of the remaining monies due on its April 2001 purchase of an additional interest in Kaupulehu Developments.

Management believes that Nearco, Inc. will repay its note. Barnwell estimates that the current value of Nearco, Inc.'s pledged interest in Kaupulehu Developments is significantly in excess of the combined value of its note to Barnwell and Nearco, Inc.'s $600,000 note to a third party to which Barnwell's note is subordinated.

Capital Expenditures

The following table sets forth Barnwell's capital expenditures for each of the last three fiscal years:

	2002	2001	2000
Oil and natural gas	$ 4,581,000	$ 4,240,000	$ 5,003,000
Land investment	944,000	5,954,000	631,000
Contract drilling	77,000	84,000	393,000
Other	42,000	180,000	222,000
Total capital expenditures	$ 5,644,000	$10,458,000	$ 6,249,000
Increase (decrease) in oil and natural gas capital expenditures from prior year	$ 341,000	$ (763,000)	$ 3,250,000

Land investment capital expenditures in 2001 include $5,000,000 for the purchase of the additional 27.5% interest in Kaupulehu Developments. Barnwell paid $2,791,000 in cash and $2,209,000 in non-interest bearing promissory notes.

In fiscal 2002, Barnwell participated in drilling 16 wells, 12 of which were successful, and the recompletion of 6 wells (0.91 net wells), and replaced 20% of oil production (including natural gas liquids) and 33% of natural gas production.

The following table sets forth the gross and net numbers of oil and natural gas wells Barnwell participated in drilling and purchased for each of the last three fiscal years:

	2002		2001		2000	
	Gross	Net	Gross	Net	Gross	Net
Exploratory oil and natural gas wells drilled	5	0.94	4	1.40	8	2.60
Development oil and natural gas wells drilled	11	4.52	26	4.40	32	5.10
Successful oil and natural gas wells drilled	12	4.19	23	3.20	34	5.60

Barnwell estimates that oil and natural gas capital expenditures for fiscal 2003 will range from $5,500,000 to $6,500,000. This estimated amount may increase or decrease as dictated by management's assessment of the oil and gas environment and prospects.

In fiscal 2002, $944,000 of Barnwell's capital expenditures were applicable to investment in land project planning and development. These expenditures were primarily comprised of legal, consulting, and planning fees and capitalized interest, and were funded by existing cash balances and cash flow from operations. In fiscal 2001, $954,000 of Barnwell's capital expenditures were applicable to rezoning of leasehold land and capitalized interest.

RESULTS OF OPERATIONS

Summary

Barnwell had net earnings of $40,000 in fiscal 2002, a $3,790,000 (99%) decrease from net earnings of $3,830,000 in fiscal 2001. The decrease is largely attributable to significant decreases in petroleum prices and lower oil production in fiscal 2002, as compared to fiscal 2001. Net earnings for fiscal 2002 includes an oil and natural gas operating expense credit recorded in the fourth quarter for the settlement of overcharges of operating expenses for fiscal years 1998 through 2001 from the operator of the Dunvegan property that contributed $250,000, net of income taxes, to operations. There were no significant operating expense credits recorded in fiscal 2001.

If Barnwell's oil and natural gas production or the petroleum prices it receives do not increase from that of fiscal 2002 and Barnwell does not have earnings from its land investment segment, Barnwell would incur a loss in fiscal 2003.

Barnwell reported net earnings of $3,830,000 in fiscal 2001, a decrease of $1,180,000 (24%) from fiscal 2000. The decrease in net earnings was the result of a decrease in land segment pretax operating profits, net of minority interest, of $3,240,000 in the U.S. partially offset by an increase in oil and gas segment pretax operating profits of $3,924,000 in Canada. Land segment operating profits decreased as there were sales of development rights in fiscal 2000, whereas there were none in fiscal 2001. Oil and natural gas segment operating profit increased in fiscal 2001, as compared to fiscal 2000, due primarily to a 67% increase in natural gas prices.

Oil and Natural Gas Revenues

Selected Operating Statistics

The following tables set forth Barnwell's annual net production and annual average price per unit of production for fiscal 2002 as compared to fiscal 2001, and fiscal 2001 as compared to fiscal 2000. Production amounts reported are net of royalties and the Alberta Royalty Tax Credit.

Fiscal 2002 - Fiscal 2001

	Annual Net Production			
			Increase (Decrease)	
	2002	2001	Units	%
Liquids (Bbl)*	**94,000**	98,000	(4,000)	(4%)
Oil (Bbl)*	**148,000**	174,000	(26,000)	(15%)
Natural gas (MCF)**	**3,277,000**	3,269,000	8,000	-

	Annual Average Price Per Unit			
			Decrease	
	2002	2001	$	%
Liquids (Bbl)*	**$12.46**	$22.60	$(10.14)	(45%)
Oil (Bbl)*	**$21.28**	$25.44	$ (4.16)	(16%)
Natural gas (MCF)**	**$ 2.12**	$ 4.02	$ (1.90)	(47%)

Fiscal 2001 - Fiscal 2000

	Annual Net Production			
			Decrease	
	2001	2000	Units	%
Liquids (Bbl)*	98,000	104,000	(6,000)	(6%)
Oil (Bbl)*	174,000	187,000	(13,000)	(7%)
Natural gas (MCF)**	3,269,000	3,501,000	(232,000)	(7%)

	Annual Average Price Per Unit			
			Increase (Decrease)	
	2001	2000	$	%
Liquids (Bbl)*	$22.60	$16.91	$ 5.69	34%
Oil (Bbl)*	$25.44	$26.15	$(0.71)	(3%)
Natural gas (MCF)**	$ 4.02	$ 2.41	$ 1.61	67%

*Bbl = stock tank barrel equivalent to 42 U.S. gallons
**MCF = 1,000 cubic feet

Oil and natural gas revenues decreased $8,550,000 (43%) from $19,870,000 in fiscal 2001 to $11,320,000 in fiscal 2002, due primarily to 47%, 45%, and 16% decreases in natural gas, natural gas liquids, and oil prices, respectively. Net natural gas production increased less than one percent, however gross natural gas production declined 6% as gas production declines at Barnwell's more mature properties were only partially offset by production from recent development. However, a decrease in royalties, due to decreased natural gas prices, mitigated this decline and left natural gas production relatively unchanged on a net basis. Oil net production decreased 15% due to declines in production from some of Barnwell's more mature oil properties.

Oil and natural gas revenues increased $4,600,000 or 30% in fiscal 2001 to $19,870,000, as compared to $15,270,000 in fiscal 2000, due to 67% and 34% increases in the average price received for natural gas and natural gas liquids, respectively. The increase was partially offset by 7% decreases in natural gas and oil volumes and a 6% decrease in natural gas liquids volumes. The decrease in natural gas volumes was due to higher royalty percentage rates, due to higher prices in fiscal 2001 as compared to fiscal 2000. Gross natural gas production declines at Barnwell's more mature properties were offset by production from recent development. Oil volumes decreased due to a decline in production from Barnwell's more mature properties.

Oil and Natural Gas Operating Expenses

Operating expenses decreased to $3,108,000 in fiscal 2002, a $401,000 (11%) decrease from $3,509,000 in fiscal 2001, due to an oil and natural gas operating expense credit recorded in the fourth quarter for the settlement of overcharges of operating expenses for fiscal years 1998 through 2001 from the operator of the Dunvegan property totaling $470,000. Partially offsetting this credit were higher gathering and processing fees in fiscal 2002, as compared to fiscal 2001.

Operating expenses increased to $3,509,000 in fiscal 2001, a $381,000 (12%) increase from $3,128,000 in fiscal 2000, due to increases in the cost of electricity, propane, contract labor, repairs, operators overhead, and gathering and processing fees, which are due in part to a higher demand for these services because of the higher product prices received by the industry for its petroleum products in fiscal 2001.

Contract Drilling

Contract drilling revenues and costs are associated with water well, geothermal well and exploratory well drilling, and water pump installation, replacement and repair in Hawaii.

Contract drilling revenues and operating expenses remained relatively constant in fiscal 2002, as compared to fiscal 2001. Contract drilling revenues increased $190,000 (6%) to $3,480,000 in fiscal 2002, as compared to $3,290,000 in fiscal 2001, and contract drilling operating expenses decreased $85,000 (3%) to $2,821,000 in fiscal 2002, as compared to $2,906,000 in fiscal 2001. Operating profit before depreciation increased $275,000 (72%) from $384,000 in fiscal 2001 to $659,000 in fiscal 2002 due to an increase in well drilling activity, partially offset by a decrease in pump installation activity; well drilling contracts generally have higher margins than pump installation contracts.

At September 30, 2002, Barnwell had a backlog of six well drilling contracts and six pump installation and repair contracts, two and four of which, respectively, were in progress as of September 30, 2002. The backlog of contract drilling revenues as of November 30, 2002 was approximately $1,800,000.

Contract drilling revenues decreased $230,000 (7%) to $3,290,000 in fiscal 2001, as compared to $3,520,000 in fiscal 2000, and contract drilling operating expenses increased $165,000 (6%) to $2,906,000 in fiscal 2001, as compared to $2,741,000 in fiscal 2000. Contract drilling revenues decreased as Barnwell had to reduce its bid prices due to competitive forces, and as fiscal 2000 drilling activity included work on a geothermal contract; there was no significant geothermal work performed in fiscal 2001. Contract drilling operating expenses increased because the decrease in well drilling activity was more than offset by an increase in pump installation activity, largely attributable to work performed under a large pump installation general contract in fiscal 2001. Pump installation contracts generally have lower margins than well drilling contracts. As a result, operating profit before depreciation decreased $395,000 to $384,000 for fiscal 2001, as compared to an operating profit before depreciation of $779,000 for fiscal 2000.

Gas Processing and Other Income

Gas processing and other income was relatively unchanged in fiscal 2002 (increased $30,000 or 3%), as compared to fiscal 2001.

Gas processing and other income decreased $310,000 (25%) to $930,000 in fiscal 2001, as compared to $1,240,000 in fiscal 2000, as fiscal 2000 included a $238,000 gain on the sale of equity securities; there was no such gain in fiscal 2001. The remaining decrease was due to lower interest rates and lower interest-bearing cash and cash equivalents balances.

General and Administrative Expenses

General and administrative expenses increased $223,000 (5%) to $4,344,000 in fiscal 2002, as compared to $4,121,000 in fiscal 2001, due to legal and consulting costs related to land segment sales negotiations in fiscal 2002; there were no such costs in fiscal 2001.

General and administrative expenses increased $651,000 (19%) to $4,121,000 in fiscal 2001, as compared to $3,470,000 in fiscal 2000, due to higher personnel costs and general inflationary increases.

Depreciation, Depletion and Amortization

Depreciation, depletion and amortization expense decreased $106,000 (3%) to $3,648,000 in fiscal 2002, as compared to $3,754,000 in fiscal 2001, due to decreased production, partially offset by a slightly higher depletion rate per MCF equivalent in fiscal 2002, as compared to fiscal 2001.

Depreciation, depletion and amortization expense increased $182,000 (5%) to $3,754,000 in fiscal 2001, as compared to $3,572,000 in fiscal 2000, due primarily to a 17% increase in the depletion rate per MCF equivalent. The higher depletion rate is because a significant amount of Barnwell's recent capital expenditures have been to convert proved non-producing reserves to proved producing reserves. Accordingly, these capital expenditures did not result in reserve additions.

Interest Expense

Interest expense decreased $91,000 (24%) to $296,000 in fiscal 2002, as compared to interest expense of $387,000 in fiscal 2001. The decrease was due to lower average interest rates, partially offset by higher average outstanding borrowings and a decrease in capitalized interest. The average interest rate incurred during fiscal 2002 on Barnwell's borrowings from the Royal Bank of Canada decreased to 4.24%, as compared to 6.62% in fiscal 2001, whereas the weighted average balance of outstanding borrowings from the Royal Bank of Canada increased from approximately $8,300,000 in fiscal 2001 to approximately $10,300,000 in fiscal 2002. The average outstanding debentures balance decreased from $950,000 in fiscal 2001 to $507,000 in fiscal 2002 while the average interest rate on the debentures remained essentially unchanged. Capitalized interest decreased $76,000 from $278,000 in fiscal 2001 to $202,000 in fiscal 2002 primarily due to lower interest rates, partially offset by an increase in the capitalization base as Barnwell carried a 77.6% interest in Kaupulehu Developments' leasehold interest in land under development for a full year in fiscal 2002, as compared to approximately one-half year in fiscal 2001 (the additional 27.5% interest in Kaupulehu Developments was purchased in April 2001).

Interest expense decreased $426,000 (52%) to $387,000 in fiscal 2001, as compared to interest expense of $813,000 in fiscal 2000. The decrease was due to an increase in capitalized interest, lower average outstanding borrowings, and lower average interest rates. The weighted average balance of outstanding borrowings from the Royal Bank of Canada decreased from approximately $10,076,000 in fiscal 2000 to approximately $8,300,000 in fiscal 2001 due to repayments during fiscal 2000. In addition, borrowings on Kaupulehu Developments' credit facility, $1,250,000 at September 30, 1999, were fully repaid in January 2000, and $400,000 of annual repayments on the convertible notes were made during fiscal 2001 and 2000. Capitalized interest increased $185,000 as a result of Barnwell's increased ownership interest in investment in land as of April 2001 and other land investment capital expenditures. The average interest rate incurred during fiscal 2001 on Barnwell's borrowings from the

Royal Bank of Canada decreased to 6.62%, as compared to 7.00% in fiscal 2000, and the average interest rate on the convertible notes in fiscal 2001 was comparable to that of fiscal 2000.

Foreign Currency Fluctuations

Barnwell conducts foreign operations in Canada. Consequently, Barnwell is subject to foreign currency transaction gains and losses due to fluctuations of the exchange rates between the Canadian dollar and the U.S. dollar. Foreign currency transaction gains and losses were not material in fiscal 2002 and 2001. Barnwell incurred realized foreign currency transaction losses amounting to $420,000 in fiscal 2000. Barnwell cannot accurately predict future fluctuations between the Canadian and U.S. dollars.

Income Taxes

Included in the provision for deferred income taxes for fiscal 2002 is a U.S. deferred tax benefit of $376,000 related to the temporary difference, created by the excess of expenses recognized under the cost recovery method for books over expenses deductible for tax purposes, attributable to the sale of land development rights in December 2001. There were no deferred income tax benefits related to land sales in fiscal 2001 or fiscal 2000.

During fiscal 2001, the Province of Alberta reduced the province's corporate tax rate from 15.5% to 13.5% effective April 1, 2001. As a result of this reduction, Barnwell recorded an approximately $300,000 deferred income tax benefit in fiscal 2001; there was no such benefit recorded in fiscal 2002 or fiscal 2000.

In April 2002, the legislative assembly of the Province of Alberta held a first reading and passed at second reading a bill to reduce the province's corporate tax rate from 13.5% to 13.0%, effective April 1, 2002. On November 19, 2002, the bill passed on third reading and was enacted into law on December 4, 2002; the reduction in the tax rate will reduce income tax liabilities by an estimated $75,000 in December 2002.

In fiscal 2002 and 2001 the provision for income taxes did not bear a normal relationship to earnings because Canadian taxes were payable on Canadian operations and losses from U.S. operations provide no foreign tax benefits.

Environmental Matters

Federal, state, and Canadian governmental agencies issue rules and regulations and enforce laws to protect the environment which are often difficult and costly to comply with and which carry substantial penalties for failure to comply, particularly in regard to the discharge of materials into the environment. The regulatory burden on the oil and gas industry increases its cost of doing business. These laws, rules and regulations affect the operations of Barnwell and could have a material adverse effect upon the earnings or competitive position of Barnwell. Although Barnwell's experience has been to the contrary, there is no assurance that this will continue to be the case.

Inflation

The effect of inflation on Barnwell has generally been to increase its cost of operations, interest cost (as a substantial portion of Barnwell's debt is at variable short-term rates of interest which tend to increase as inflation increases), general and administrative costs and direct costs associated with oil and natural gas production and contract drilling operations. In the case of contract drilling, Barnwell has not been able to increase its contract revenues to fully compensate for increased costs. In the case of oil and natural gas, prices realized by Barnwell are essentially determined by world prices for oil and western Canadian/Midwestern U.S. prices for natural gas.

Recent Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets." Statement of Financial Accounting Standards No. 142 addresses the initial recognition and measurement of intangible assets acquired individually or as part of a group of other assets not constituting a business. Statement of Financial Accounting Standards No. 142 also addresses, regardless of how acquired, the subsequent accounting and measurement of goodwill and intangible assets. Statement of Financial Accounting Standards No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of Statement of Financial Accounting Standards No. 142. Statement of Financial Accounting Standards No. 142 also requires that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." Statement of Financial Accounting Standards No. 142 is effective for fiscal years beginning after December 15, 2001. Barnwell currently has no goodwill or intangible assets. Barnwell adopted Statement of Financial Accounting Standards No. 142 on October 1, 2002. The adoption of Statement of Financial Accounting Standards No. 142 did not have a material effect on Barnwell's financial condition, results of operations or liquidity.

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations," which requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs would be capitalized as part of the carrying amount of the long-lived asset and depreciated over the life of the asset. The liability is accreted at the end of each period through charges to operating expense. If the obligation is settled for other than the carrying amount of the liability, Barnwell will recognize a gain or loss on settlement. The provisions of Statement of Financial Accounting Standards No. 143 are effective for fiscal years beginning after June 15, 2002. Barnwell adopted Statement of Financial Accounting Standards No. 143 on October 1, 2002. Adoption will increase oil and natural gas properties and long-term liabilities by approximately $500,000 as of October 1, 2002 and will not have a material effect on results of operations or liquidity.

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." For long-lived assets to be held and used, Statement of Financial Accounting Standards No. 144 retains the requirements of Statement of Financial Accounting Standards No. 121 to (a) recognize an impairment loss only if the carrying amount of a long-lived asset is not recoverable from its undiscounted cash flows and (b) measure an impairment loss as the difference between the carrying amount and fair value. Further, Statement of Financial Accounting Standards No. 144 eliminates the requirement to allocate goodwill to long-lived assets to be tested for impairment, describes a probability-weighted cash flow estimation approach to deal with situations in which alternative courses of action to recover the carrying amount of a long-lived asset are under consideration or a range is estimated for the amount of possible future cash flows, and establishes a "primary-asset" approach to determine the cash flow estimation period. For long-lived assets to be disposed of other than by sale (e.g., assets abandoned, exchanged or distributed to owners in a spinoff), Statement of Financial Accounting Standards No. 144 requires that such assets be considered held and used until disposed of. Further, an impairment loss should be recognized at the date an asset is exchanged for a similar productive asset or distributed to owners in a spinoff if the carrying amount exceeds its fair value. For long-lived assets to be disposed of by sale, Statement of Financial Accounting Standards No. 144 retains the requirement of Statement of Financial Accounting Standards No. 121 to measure a long-lived asset classified as held for sale at the lower of its carrying amount or fair value less cost to sell and to cease depreciation. Discontinued operations would no longer be measured on a net realizable value basis, and future operating losses would no longer be recognized before they occur. Statement of Financial Accounting Standards No. 144 broadens the presentation of discontinued operations to include a component of an entity, establishes criteria to determine when a long-lived asset is held for sale, prohibits retroactive reclassification of the asset as held for sale at the balance sheet date if the criteria are met after the balance sheet date but before issuance of the financial statements, and provides accounting guidance for the reclassification of an asset from "held for sale" to "held and used." The provisions of Statement of Financial Accounting Standards No. 144 are effective for fiscal years beginning after December 15, 2001. Barnwell adopted Statement of Financial Accounting Standards No. 144 on October 1, 2002. The adoption of Statement of Financial Accounting Standards No. 144 did not have a material effect on Barnwell's financial condition, results of operations or liquidity.

In April 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 145, "Rescission of Financial Accounting Standards Board Statements No. 4, 44 and 64, Amendment of Financial Accounting Standards Board Statement No. 13, and Technical Corrections." Statement of Financial Accounting Standards No. 145 rescinds Statement of Financial Accounting Standards No. 4, "Reporting Gains and Losses from Extinguishment of Debt," Statement of Financial Accounting Standards No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements," and Statement of Financial Accounting Standards No. 44, "Accounting for Intangible Assets of Motor Carriers." Statement of Financial Accounting Standards No. 145 also amends Statement of Financial Accounting Standards No. 13, "Accounting for Leases," to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. Statement of Financial Accounting Standards No. 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The provisions of Statement of Financial Accounting Standards No. 145 related to the rescission of Statement of Financial Accounting Standards No. 4 are effective for fiscal years beginning after May 15, 2002. The provisions of Statement of Financial Accounting Standards No. 145 related to Statement of Financial Accounting Standards No. 13 are effective for transactions occurring after May 15, 2002. All other provisions of Statement of Financial Accounting Standards No. 145 are effective for financial statements issued on or after May 15, 2002. Early application of the provisions of Statement of Financial Accounting Standards No. 145 is encouraged and may be as of the beginning of the fiscal year or as of the beginning of the interim period in which Statement of Financial Accounting Standards No. 145 was issued. Barnwell adopted the provisions of

Statement of Financial Accounting Standards No. 145 during fiscal 2002. Adoption of Statement of Financial Accounting Standards No. 145 did not have a material effect on Barnwell's financial condition, results of operations or liquidity.

In July 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." Statement of Financial Accounting Standards No. 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Examples of costs covered by the standard include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing, or other exit or disposal activity. Previous accounting guidance was provided by Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." Statement of Financial Accounting Standards No. 146 replaces EITF Issue No. 94-3. Statement of Financial Accounting Standards No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. Barnwell will adopt Statement of Financial Accounting Standards No. 146 on January 1, 2003. The adoption of Statement of Financial Accounting Standards No. 146 is not expected to have a material effect on Barnwell's financial condition, results of operations or liquidity.

KPMG

P.O. Box 4150
Honolulu, HI 96812-4150

Independent Auditors' Report

The Board of Directors
Barnwell Industries, Inc.:

We have audited the consolidated balance sheets of Barnwell Industries, Inc. and subsidiaries as of September 30, 2002 and 2001, and the related consolidated statements of operations, stockholders' equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended September 30, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Barnwell Industries, Inc. and subsidiaries as of September 30, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 2002, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Honolulu, Hawaii
December 20, 2002

BARNWELL INDUSTRIES, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	September 30, 2002	September 30, 2001
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 1,489,000	$ 5,154,000
Accounts receivable, net (Notes 3 and 13)	3,031,000	2,422,000
Note receivable (Note 4)	1,381,000	1,481,000
Costs and estimated earnings in excess of billings on uncompleted contracts (Note 3)	174,000	380,000
Deferred income taxes (Note 7)	210,000	160,000
Prepaid expenses and other current assets	821,000	505,000
TOTAL CURRENT ASSETS	7,106,000	10,102,000
INVESTMENT IN LAND (Notes 4 and 6)	7,740,000	8,677,000
PROPERTY AND EQUIPMENT, NET (Notes 5 and 6)	25,828,000	24,892,000
TOTAL ASSETS	$40,674,000	$43,671,000
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable	$ 2,995,000	$ 3,061,000
Accrued expenses	3,367,000	3,361,000
Notes payable (Note 4)	-	2,209,000
Billings in excess of costs and estimated earnings on uncompleted contracts (Note 3)	114,000	208,000
Payable to joint interest owners	727,000	326,000
Income taxes payable (Note 7)	-	2,323,000
Current portion of long-term debt (Note 6)	360,000	400,000
TOTAL CURRENT LIABILITIES	7,563,000	11,888,000
LONG-TERM DEBT (Note 6)	9,961,000	8,667,000
DEFERRED INCOME TAXES (Note 7)	7,429,000	7,007,000
MINORITY INTEREST (Note 4)	800,000	1,016,000
COMMITMENTS AND CONTINGENCIES (Notes 4, 8, 9 and 10)		
STOCKHOLDERS' EQUITY (Notes 6 and 9):		
Common stock, par value $0.50 per share:		
Authorized, 4,000,000 shares		
Issued, 1,642,797 shares		
Outstanding, 1,314,510 shares at September 30, 2002 and 1,310,952 shares at September 30, 2001	821,000	821,000
Additional paid-in capital	3,139,000	3,105,000
Retained earnings	19,698,000	19,855,000
Accumulated other comprehensive loss - foreign currency translation adjustments	(3,883,000)	(3,797,000)
Treasury stock, at cost, 328,287 shares at September 30, 2002, and 331,845 shares at September 30, 2001	(4,854,000)	(4,891,000)
TOTAL STOCKHOLDERS' EQUITY	14,921,000	15,093,000
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$40,674,000	$43,671,000

See Notes to Consolidated Financial Statements

BARNWELL INDUSTRIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended September 30,		
	2002	2001	2000
Revenues:			
Oil and natural gas	**$11,320,000**	$19,870,000	$15,270,000
Contract drilling	**3,480,000**	3,290,000	3,520,000
Gas processing and other	**960,000**	930,000	1,240,000
Sale of development rights, net (Note 4)	**120,000**	-	6,540,000
	15,880,000	24,090,000	26,570,000
Costs and expenses:			
Oil and natural gas operating	**3,108,000**	3,509,000	3,128,000
Contract drilling operating	**2,821,000**	2,906,000	2,741,000
General and administrative	**4,344,000**	4,121,000	3,470,000
Depreciation, depletion and amortization	**3,648,000**	3,754,000	3,572,000
Interest expense, net (Note 6)	**296,000**	387,000	813,000
Minority interest in earnings (Note 4)	**62,000**	8,000	3,308,000
Foreign exchange losses	**-**	-	420,000
	14,279,000	14,685,000	17,452,000
Earnings before income taxes	**1,601,000**	9,405,000	9,118,000
Provision for income taxes (Note 7)	**1,561,000**	5,575,000	4,108,000
NET EARNINGS	**$ 40,000**	$ 3,830,000	$ 5,010,000
BASIC EARNINGS PER COMMON SHARE	**$ 0.03**	$ 2.92	$ 3.81
DILUTED EARNINGS PER COMMON SHARE	**$ 0.03**	$ 2.82	$ 3.67
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING:			
BASIC	**1,313,915**	1,310,952	1,315,312
DILUTED	**1,357,181**	1,390,798	1,388,540

See Notes to Consolidated Financial Statements

BARNWELL INDUSTRIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended September 30,		
	2002	2001	2000
Cash flows from operating activities:			
Net earnings	$ 40,000	$ 3,830,000	$ 5,010,000
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation, depletion and amortization	3,648,000	3,754,000	3,572,000
Deferred income taxes	405,000	154,000	1,036,000
Minority interest in earnings	62,000	8,000	3,308,000
Sale of development rights, net	(120,000)	-	(6,540,000)
Foreign exchange losses	-	-	420,000
Gain on sale of equity securities	-	-	(238,000)
	4,035,000	7,746,000	6,568,000
Decrease (increase) from changes in current assets and liabilities (Note 14)	(2,587,000)	2,412,000	1,626,000
Net cash provided by operating activities	1,448,000	10,158,000	8,194,000
Cash flows from investing activities:			
Proceeds from sale of development rights, net	1,997,000	-	6,540,000
Proceeds from collection of notes receivable	100,000	-	-
Capital expenditures	(5,644,000)	(5,458,000)	(6,249,000)
Investment in Cambridge Hawaii Limited Partnership	-	(2,791,000)	-
Cash advanced in exchange for notes receivable	-	(1,481,000)	-
Proceeds from sale of property and equipment	-	8,000	142,000
Decrease (increase) in other assets	-	57,000	(9,000)
Proceeds from sale of marketable securities	-	-	379,000
Net cash (used in) provided by investing activities	(3,547,000)	(9,665,000)	803,000
Cash flows from financing activities:			
Repayments of notes payable	(2,209,000)	-	-
Payment of dividends	(394,000)	(459,000)	(131,000)
Repayments of long-term debt	(370,000)	(400,000)	(4,766,000)
Distribution to minority interest partners	(278,000)	-	(873,000)
Long-term debt borrowings	1,711,000	-	50,000
Purchases of common stock for treasury	-	(20,000)	(93,000)
Proceeds from exercise of stock options	-	13,000	-
Net cash used in financing activities	(1,540,000)	(866,000)	(5,813,000)
Effect of exchange rate changes on cash and cash equivalents	(26,000)	(174,000)	(60,000)
Net (decrease) increase in cash and cash equivalents	(3,665,000)	(547,000)	3,124,000
Cash and cash equivalents at beginning of year	5,154,000	5,701,000	2,577,000
Cash and cash equivalents at end of year	$ 1,489,000	$ 5,154,000	$ 5,701,000

See Notes to Consolidated Financial Statements

BARNWELL INDUSTRIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)
Years ended September 30, 2002, 2001, and 2000

	Common Stock	Additional Paid-In Capital	Comprehensive Income	Retained Earnings	Accumulated Other Comprehensive Loss	Treasury Stock	Total Stockholders' Equity
Balance at September 30, 1999	$821,000	$3,103,000		$11,801,000	$(3,130,000)	$(4,789,000)	$ 7,806,000
Purchase of 6,000 common shares for treasury						(93,000)	(93,000)
Dividends declared ($0.10 per share)				(131,000)			(131,000)
Comprehensive income:							
Net earnings			$ 5,010,000	5,010,000			5,010,000
Other comprehensive loss, net of income taxes - foreign currency translation adjustments			(205,000)		(205,000)		(205,000)
Total comprehensive income			$ 4,805,000				
Foreign exchange losses realized - net of income taxes					287,000		287,000
At September 30, 2000	$821,000	$3,103,000		$16,680,000	$(3,048,000)	$(4,882,000)	$12,674,000

(continued on next page)

BARNWELL INDUSTRIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)
Years ended September 30, 2002, 2001, and 2000

	Common Stock	Additional Paid-In Capital	Comprehensive Income	Retained Earnings	Accumulated Other Comprehensive Loss	Treasury Stock	Total Stockholders' Equity
Balance at September 30, 2000	$821,000	$3,103,000		$16,680,000	$(3,048,000)	$(4,882,000)	$12,674,000
Exercise of stock options, 1,000 shares		2,000				11,000	13,000
Purchase of 1,000 common shares for treasury						(20,000)	(20,000)
Dividends declared ($0.50 per share)				(655,000)			(655,000)
Comprehensive income:							
Net earnings			$ 3,830,000	3,830,000			3,830,000
Other comprehensive loss, net of income taxes - foreign currency translation adjustments			(749,000)		(749,000)		(749,000)
Total comprehensive income			$ 3,081,000				
At September 30, 2001	$821,000	$3,105,000		$19,855,000	$(3,797,000)	$(4,891,000)	$15,093,000

(continued on next page)

BARNWELL INDUSTRIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)
Years ended September 30, 2002, 2001, and 2000

(continued from previous page)

	Common Stock	Additional Paid-In Capital	Comprehensive Loss	Retained Earnings	Accumulated Other Comprehensive Loss	Treasury Stock	Total Stockholders' Equity
Balance at September 30, 2001	$821,000	$3,105,000		$19,855,000	$(3,797,000)	$(4,891,000)	$15,093,000
Conversion of debentures to common stock at $20.00 per share		34,000				37,000	71,000
Dividends declared ($0.15 per share)				(197,000)			(197,000)
Comprehensive loss:							
Net earnings			$ 40,000	40,000			40,000
Other comprehensive loss, net of income taxes - foreign currency translation adjustments			(86,000)		(86,000)		(86,000)
Total comprehensive loss			$ (46,000)				
At September 30, 2002	**$821,000**	**$3,139,000**		**$19,698,000**	**$(3,883,000)**	**$(4,854,000)**	**$14,921,000**

See Notes to Consolidated Financial Statements

BARNWELL INDUSTRIES, INC.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED SEPTEMBER 30, 2002, 2001 AND 2000

1. DESCRIPTION OF THE REPORTING ENTITY AND BUSINESS

The consolidated financial statements include the accounts of Barnwell Industries, Inc. and all majority-owned subsidiaries, including an indirect 77.6%-owned land development general partnership, (collectively referred to herein as "Barnwell"). All significant intercompany accounts and transactions have been eliminated.

During its last three fiscal years, Barnwell was engaged in exploring for, developing, producing and selling oil and natural gas in Canada, investing in leasehold land in Hawaii, and drilling wells and installing and repairing water pumping systems in Hawaii. Barnwell's oil and natural gas activities comprise its largest business segment. Approximately 71% of Barnwell's revenues and 81% of Barnwell's capital expenditures for the fiscal year ended September 30, 2002 were attributable to its oil and natural gas activities. Barnwell's contract drilling activities accounted for 22% of Barnwell's fiscal 2002 revenues, gas processing and other revenues comprised 6% of fiscal 2002 revenues, and land investment activities comprised 1% of fiscal 2002 revenues.

2. SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents

Cash and cash equivalents include cash on hand, demand deposits and short-term investments with original maturities of three months or less.

Oil and natural gas properties

Barnwell uses the full cost method of accounting under which all costs incurred in the acquisition, exploration and development of oil and natural gas reserves, including unsuccessful wells, are capitalized until such time as the aggregate of such costs, on a country by country basis, equals the discounted present value (at 10%) of Barnwell's estimated future net cash flows from estimated production of proved oil and natural gas reserves, as determined by independent petroleum engineers, less related income tax effects. Any capitalized costs, net of oil and gas related deferred income taxes, in excess of the discounted present value of proved properties and the lower of cost or estimated fair value of unproved properties are charged to expense. Depletion of all such costs, except costs related to major development projects, is provided by the unit-of-production method based upon proved oil and natural gas reserves of all properties on a country by country basis. Investments in major development projects are not amortized until either proved reserves are associated with the projects or impairment has been determined. At September 30, 2002, Barnwell had no investments in major oil and natural gas development projects that were not being amortized. General and administrative costs related to oil and natural gas operations are expensed as incurred. Estimated future site restoration and abandonment costs are charged to earnings at the rate of depletion and are included in accumulated depreciation, depletion and amortization. Proceeds from the disposition of minor producing oil and natural gas properties are credited to the cost of oil and natural gas properties. Gains or losses are recognized on the disposition of significant oil and natural gas properties.

Investment in land and revenue recognition

Barnwell's investment in land is comprised of leasehold land under development and development rights under option.

Investment in land under development is evaluated for impairment whenever events or changes in circumstances indicate that the recorded investment balance may not be fully recoverable.

Development rights under option are reported at the lower of the asset carrying value or fair value, less costs to sell. Sales of development rights under option are accounted for under the cost recovery method. Under the cost recovery method, no operating profit is recognized until cash received exceeds the cost and the estimated future costs related to the development rights sold.

Barnwell's cost, including capitalized interest, of leasehold land under development and development rights under option is included in the consolidated balance sheets under the caption "Investment in Land."

Contract drilling

Revenues, costs and profits applicable to contract drilling contracts are included in the consolidated statements of operations using the percentage of completion method, principally measured by the percentage of labor dollars incurred to date for each contract to total estimated labor dollars for each contract. Contract losses are recognized in full in the period the losses are identified. The performance of drilling contracts may extend over more than one year and, in the interim periods, estimates of total contract costs and profits are used to determine revenues and profits earned for reporting the results of the contract drilling operations. Revisions in the estimates required by subsequent performance and final contract settlements are included as adjustments to the results of operations in the period such revisions and settlements occur. Contracts are normally less than one year in duration.

Long-lived assets

Long-lived assets to be held and used, other than oil and natural gas properties, are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. If the future cash flows expected to result from use of the asset (undiscounted and without interest charges) are less than the carrying amount of the asset, an impairment loss is recognized. Such impairment loss is measured as the amount by which the carrying amount of the asset exceeds the fair value of the asset. Long-lived assets to be disposed of are reported at the lower of the asset carrying value or fair value, less cost to sell.

Drilling rigs, other property and equipment

Drilling rigs, other property and equipment are stated at cost. Depreciation is computed using the straight-line method based on estimated useful lives ranging from three to ten years.

Inventories

Inventories are comprised of drilling materials and are valued at the lower of weighted average cost or market value.

Environmental

Barnwell is subject to extensive environmental laws and regulations. These laws, which are constantly changing, regulate the discharge of materials into the environment and maintenance of surface conditions and may require Barnwell to remove or mitigate the environmental effects of the disposal or release of petroleum or chemical substances at various sites. Environmental expenditures are expensed or capitalized depending on their future economic benefit. Expenditures that relate to an existing condition caused by past operations and that have no future economic benefits are expensed. Liabilities for expenditures of a noncapital nature are recorded when environmental assessment and/or remediation is probable, and the costs can be reasonably estimated.

Income taxes

Deferred income taxes are determined using the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Earnings per common share

Basic earnings per share excludes dilution and is computed by dividing net earnings by the weighted-average number of common shares outstanding for the period. Diluted earnings per share includes the potentially dilutive effect of outstanding common stock options and securities which are convertible to common shares.

Reconciliations between the numerator and denominator of the basic and diluted earnings per share computations for the years ended September 30, 2002, 2001 and 2000 are as follows:

	September 30, 2002		
	Net Earnings (Numerator)	Shares (Denominator)	Per-Share Amount
Basic earnings per share	$ 40,000	1,313,915	$ 0.03
Effect of dilutive securities - common stock options	-	43,266	
Diluted earnings per share	**$ 40,000**	**1,357,181**	**$ 0.03**

	September 30, 2001		
	Net Earnings (Numerator)	Shares (Denominator)	Per-Share Amount
Basic earnings per share	$ 3,830,000	1,310,952	$ 2.92
Effect of dilutive securities:			
Common stock options	-	39,846	
Convertible debentures	98,000	40,000	
Diluted earnings per share	$ 3,928,000	1,390,798	$ 2.82

	September 30, 2000		
	Net Earnings (Numerator)	Shares (Denominator)	Per-Share Amount
Basic earnings per share	$ 5,010,000	1,315,312	$ 3.81
Effect of dilutive securities:			
Common stock options	-	13,228	
Convertible debentures	90,000	60,000	
Diluted earnings per share	$ 5,100,000	1,388,540	$ 3.67

Assumed conversion of convertible debentures to acquire 18,000 shares of common stock at September 30, 2002 were excluded from the computation of diluted earnings per share for the year ended September 30, 2002 because their inclusion would have been antidilutive. Assumed conversion of common stock options to acquire 20,000 and 50,000 shares of Barnwell's stock was excluded from the computation of diluted earnings per share for the years ended September 30, 2001 and 2000, respectively, because their inclusion would have been antidilutive.

Foreign currency translation

Assets and liabilities of foreign operations and subsidiaries are translated at the year-end exchange rate and resulting translation gains or losses are accounted for in a stockholders' equity account entitled "accumulated other comprehensive loss - foreign currency translation adjustments." Operating results of foreign subsidiaries are translated at average exchange rates during the period. Realized foreign currency transaction gains or losses were not material in fiscal years 2002 and 2001. Realized foreign currency transaction losses amounting to $420,000 for the fiscal year ended September 30, 2000 are reflected in the accompanying consolidated statements of operations.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. Actual results could differ significantly from those estimates. Significant assumptions are required in the valuation of deferred tax assets and proved oil and natural gas reserves, and such assumptions may impact the amount at which deferred tax assets and oil and natural gas properties are recorded.

Reclassification

Certain reclassifications have been made to the September 30, 2001 consolidated balance sheet to conform to classifications used in the September 30, 2002 consolidated balance sheet.

3. RECEIVABLES AND CONTRACT COSTS

Accounts receivable, current, are net of allowances for doubtful accounts of $17,000 and $26,000 as of September 30, 2002 and 2001, respectively. Included in accounts receivable are contract retainage balances of $129,000 and $248,000 as of September 30, 2002 and 2001, respectively. These balances are expected to be collected within one year, generally within 45 days after the related contracts have received final acceptance and approval.

Costs and estimated earnings on uncompleted contracts are as follows:

	September 30,	
	2002	2001
Costs incurred on uncompleted contracts	**$2,200,000**	$1,591,000
Estimated earnings	**309,000**	206,000
	2,509,000	1,797,000
Less billings to date	**2,449,000**	1,625,000
	$ 60,000	$ 172,000

Costs and estimated earnings on uncompleted contracts are included in the consolidated balance sheets under the following captions:

	September 30,	
	2002	2001
Costs and estimated earnings in excess of billings on uncompleted contracts	**$ 174,000**	$ 380,000
Billings in excess of costs and estimated earnings on uncompleted contracts	**(114,000)**	(208,000)
	$ 60,000	$ 172,000

4. INVESTMENT IN LAND

Barnwell owns a 77.6% controlling interest in Kaupulehu Developments, a Hawaii general partnership which owns interests in leasehold land and development rights for property located approximately six miles north of the Kona International Airport in the North Kona District of the Island of Hawaii. In previous years, between 1986 and 1989, Kaupulehu Developments obtained the state and county zoning changes necessary to permit development of the Four Seasons Resort Hualalai at Historic Ka'upulehu and Hualalai Golf Club, which opened in 1996, a second golf course, and single and multiple family residential units. These projects were developed on land acquired from Kaupulehu Developments by Kaupulehu Makai Venture, an unrelated entity that is an affiliate of Kajima Corporation of Japan.

The leasehold land interests held by Kaupulehu Developments are for approximately 870 acres of land zoned for resort/residential development and approximately 1,000 acres of land zoned conservation district. These approximately 1,870 acres are located adjacent to and north of the Four Seasons Resort Hualalai at Historic Ka'upulehu, between the Queen Kaahumanu Highway and the Pacific Ocean. Kaupulehu Developments is negotiating with an independent third party interested in developing the approximately 870 acres of resort/residential leasehold acreage, of which approximately 186 acres were designated by the State Land Use Commission as preservation areas with no residential or golf course development, and continues to make significant progress negotiating a revised development agreement and residential fee simple purchase prices with the lessor. Management cannot predict the outcome of these negotiations.

The development rights held by Kaupulehu Developments are for residentially zoned leasehold land within and adjacent to the Hualalai Golf Club. In November 2001, Kaupulehu Developments and Kaupulehu Makai Venture agreed to a restructuring of Kaupulehu Makai Venture's option to purchase Kaupulehu Developments' residential development rights. Under the terms of the new agreement, Kaupulehu Developments transferred its leasehold interest in approximately 230 of its approximately 1,100 acres of resort/residential zoned land to Kaupulehu Makai Venture and the amount of residential acreage under the option was increased to approximately 130 acres. The total amount of the option proceeds, if fully exercised, remained unchanged at $25,500,000, however the timing of the option payments were restructured as follows: two payments of $2,125,000; one was paid December 31, 2001 and the second is due December 31, 2002; and eight payments of $2,656,250 are due on each December 31 of years 2003 to 2010. If any annual option payment is not made, the then remaining development right options will expire. There is no assurance that any portion of the remaining options will be exercised.

On December 31, 2001, Kaupulehu Makai Venture exercised the portion of its development rights option due on that date and paid Kaupulehu Developments $2,125,000 reducing the amount of acreage under option to approximately 120 acres. Barnwell accounts for sales of development rights under option by use of the cost recovery method. Under the cost recovery method, no operating profit is recognized until cash received exceeds the cost and the estimated future costs related to development rights sold. Accordingly, in consolidation, approximately $1,877,000 of the proceeds from the sales of development rights were applied to reduce the carrying value of the underlying investment in land in fiscal 2002. Additionally, sales of development rights were further reduced by $128,000 of fees paid by Barnwell and Cambridge Hawaii Limited Partnership related to the sale. The remaining $120,000 of sales proceeds is recorded in the Consolidated Statements of Operations as "Sale of development rights, net."

The aforementioned $128,000 in fees ($89,000, net of minority interest) on the $2,125,000 development rights proceeds were paid in January 2002 to Nearco, Inc. (a company controlled by Mr. Terry Johnston, a director of Barnwell and an indirect 21.8% owner of Kaupulehu Developments). Under an agreement entered into in 1987 (prior to Mr. Johnston's election to Barnwell's Board of Directors), Barnwell is obligated to pay Nearco, Inc. 2% of Kaupulehu Developments' gross receipts from the sale of real estate interests. In addition, Cambridge Hawaii Limited Partnership (a 49.9% partner of Kaupulehu Developments), in which Barnwell purchased a 55.2% interest in April 2001, is obligated under an agreement entered into in 1987 to pay Nearco, Inc. 4% of Kaupulehu Developments' gross receipts from the sale of real estate interests. The fees represent compensation for promotion and marketing of Kaupulehu Developments' property and were determined based on the estimated fair value of such services. Barnwell believes the fees are fair and reasonable compensation for such services.

In fiscal 2001, Barnwell Kona Corporation, a wholly owned subsidiary of Barnwell, and Nearco, Inc. concurrently acquired 84.1% of Cambridge Hawaii Limited Partnership. Cambridge Hawaii Limited Partnership is a Hawaii limited partnership whose only significant asset is a 49.9% minority interest in Kaupulehu Developments, a Hawaii general partnership. Mr. Johnston previously indirectly owned 14.9% of Cambridge Hawaii Limited Partnership and was the president and controlling shareholder of the former general partner of Cambridge Hawaii Limited Partnership. Barnwell Kona Corporation is now the sole general partner of Cambridge Hawaii Limited Partnership. Barnwell Hawaiian Properties, Inc., a wholly owned subsidiary of Barnwell, presently owns the 50.1% majority interest in Kaupulehu Developments.

Barnwell Kona Corporation and Nearco, Inc. concurrently purchased 55.2% and 28.9% of Cambridge Hawaii Limited Partnership, respectively. The interests were purchased from three limited partnerships and several individual investors, each of which held partnership interests in Cambridge Hawaii Limited Partnership (the "Sellers"). Barnwell and Mr. Johnston negotiated the purchase price with the Sellers based on an internal assessment of the value of Kaupulehu Developments' leasehold and development rights. Barnwell Kona Corporation agreed to pay a total of $4,803,000 for 55.2% of Cambridge Hawaii Limited Partnership at $87,000 per percent, and Nearco, Inc. agreed to pay a total of $2,518,000 for 28.9% of Cambridge Hawaii Limited Partnership at $87,000 per percent. Barnwell Kona Corporation and Nearco, Inc. also agreed to pay $300,000 ($197,000 and $103,000, respectively) to Cambridge Hawaii Limited Partnership for pre-closing expenses related to this transaction.

Barnwell Kona Corporation and Nearco, Inc. each paid approximately 54% of their purchase price and the $300,000 referred to above for pre-closing expenses in cash at closing. Barnwell Kona Corporation paid $2,791,000 at closing and signed non-interest bearing promissory notes totaling $2,209,000 due January 31, 2002 for the remaining approximately 46% of its purchase price. Barnwell loaned Nearco, Inc. $1,463,000 for its portion of the cash payment at closing. Barnwell's loan to Nearco, Inc. was non-interest bearing and was due January 31, 2002. Nearco, Inc. also signed non-interest bearing promissory notes to the Sellers totaling $1,158,000, due January 31, 2002, for the remaining approximately 46% of its purchase price.

Subsequent to April 12, 2001, Nearco, Inc. purchased an additional 0.4% of Cambridge Hawaii Limited Partnership; Barnwell loaned Nearco, Inc. an additional $18,000 for the 54% cash payment of this purchase.

As a result of these transactions, Mr. Johnston indirectly owns approximately 44.2% of Cambridge Hawaii Limited Partnership and Barnwell owns approximately 55.2% of Cambridge Hawaii Limited Partnership. Barnwell's newly acquired interest in Cambridge Hawaii Limited Partnership, together with Barnwell's current 50.1% indirect interest in Kaupulehu Developments held by Barnwell Hawaiian Properties, Inc., results in Barnwell owning an aggregate indirect interest of 77.6% in Kaupulehu Developments. The accounts of Cambridge Hawaii Limited Partnership are included in Barnwell's consolidated financial statements from the acquisition date (April 12, 2001) using the purchase method of accounting.

The purchase price paid of $5,000,000 was allocated to land, and on a consolidated basis increased the investment in land by $3,748,000 and reduced the minority interest by $1,252,000.

On January 31, 2002, Barnwell paid the remaining $2,209,000 due on the April 2001 purchase of an additional 27.5% interest in Kaupulehu Developments. Also, on January 31, 2002, Nearco, Inc. repaid $100,000 of its notes receivable to Barnwell and Barnwell extended the due date of the $1,381,000 balance of its original $1,481,000 receivable to December 31, 2002. The note bears interest at 10%, payable quarterly, from February 1, 2002, and is secured by an approximately 22.0% interest in Kaupulehu Developments and an assignment of commissions earned by Nearco, Inc. on Kaupulehu Developments' gross receipts from the sale of real estate interests. Barnwell's revised note receivable from Nearco, Inc. is subordinated to a $600,000, 10% note due January 31, 2003, Nearco, Inc. made with a third party on January 31, 2002, to pay a portion of the remaining monies due on its April 2001 purchase of an additional interest in Kaupulehu Developments.

Management believes that Nearco, Inc. will repay its note. Barnwell estimates that the current value of Nearco, Inc.'s pledged interest in Kaupulehu Developments is significantly in excess of the combined value of its note to Barnwell and Nearco, Inc.'s $600,000 note to a third party to which Barnwell's note is subordinated.

Barnwell did not receive any revenues in fiscal 2001 related to its interest in Kaupulehu Developments. In fiscal 2000, Kaupulehu Makai Venture exercised a portion of the option granted in 1990 by Kaupulehu Developments for the development of residential parcels within the Four Seasons Resort Hualalai at Historic Ka'upulehu on the Island of Hawaii. Barnwell recognized revenues of $6,540,000, net of costs associated with the transaction, from the receipt of the option monies.

Costs related to the land under development and costs related to development rights under option are capitalized and included in the consolidated balance sheets under the caption, "Investment in Land." Costs related to leasehold land under development and costs related to development rights under option were $6,460,000 and $1,280,000, respectively, at September 30, 2002.

5. PROPERTY AND EQUIPMENT

Barnwell's property and equipment is detailed as follows:

	Gross	Accumulated Depreciation, Depletion and Amortization	Net
At September 30, 2002:			
Land	$ 465,000	$ -	$ 465,000
Oil and natural gas properties (full cost accounting)	58,108,000	(33,796,000)	24,312,000
Drilling rigs and equipment	4,340,000	(4,081,000)	259,000
Other property and equipment	2,783,000	(1,991,000)	792,000
Total	**$ 65,696,000**	**$(39,868,000)**	**$ 25,828,000**
At September 30, 2001:			
Land	$ 465,000	$ -	$ 465,000
Oil and natural gas properties (full cost accounting)	53,820,000	(30,663,000)	23,157,000
Drilling rigs and equipment	4,627,000	(4,349,000)	278,000
Other property and equipment	2,765,000	(1,773,000)	992,000
Total	$ 61,677,000	$(36,785,000)	$ 24,892,000

6. LONG-TERM DEBT

Barnwell has a credit facility at the Royal Bank of Canada, a Canadian bank, for approximately $12,000,000 at September 30, 2002. Borrowings under this facility were $9,961,000 and $8,267,000 at September 30, 2002 and 2001, respectively, and are included in long-term debt. At September 30, 2002, Barnwell had unused credit available under this facility of approximately $2,000,000.

The facility is available in U.S. dollars at the London Interbank Offer Rate plus 1-3/4%, at U.S. prime plus 1%, or in Canadian dollars at Canadian prime plus 1%. A standby fee of 1% per annum is charged on the unused facility balance. Under the financing agreement, the facility is reviewed annually, with the next review planned for April 2003. Subject to that review, the facility may be extended one year with no required debt repayments for one year or converted to a 2-year term loan by the bank. If the facility is converted to a 2-year term loan, Barnwell has agreed to the following repayment schedule of the then outstanding loan balance: first year of the term period – 20% (5% per quarter), and in the second year of the term period – 80% (5% per quarter for the first three quarters and 65% in the final quarter).

Barnwell has the option to change the currency denomination and interest rate applicable to the loan at periodic intervals during the term of the loan. During the year ended September 30, 2002, Barnwell paid interest at rates ranging from 2.81% to 5.25%. The weighted average interest rate on the facility at September 30, 2002 was 3.54%. The facility is collateralized by Barnwell's interests in its major oil and natural gas properties and a negative pledge on its remaining oil and natural gas properties. The facility is reviewed annually with a primary focus on the future cash flows that will be generated by

Barnwell's Canadian oil and natural gas properties. No compensating bank balances are required for this facility.

The bank represented that it will not require any repayments under the facility on or before September 30, 2003. Accordingly, Barnwell has classified outstanding borrowings under the facility as long-term debt.

In June 1995, Barnwell issued $2,000,000 of convertible notes due July 1, 2003. $1,950,000 of such notes were purchased by an officer/shareholder, a director/shareholder, and certain other shareholders of Barnwell. The notes are payable in 20 consecutive equal quarterly installments which began in October 1998. Interest is payable quarterly at a rate to be adjusted each quarter to the greater of 10% per annum or 1% over the prime rate of interest. Barnwell paid interest on these convertible notes at an average rate of 10.00% per annum in 2002, 10.28% per annum in 2001 and 10.13% per annum in 2000. The notes are unsecured and convertible at any time at the holder's option into shares of Barnwell's common stock at a price of $20.00 per share, subject to adjustment for certain events including a stock split of, or stock dividend on, Barnwell's common stock. The notes are redeemable, at the option of Barnwell, without premium. In December 2001, approximately $71,000 of convertible debentures, including accrued interest, were converted to 3,558 shares of Barnwell's stock at $20 per share; these shares were issued from Barnwell's treasury stock. At September 30, 2002, the balance of the remaining convertible notes of $360,000 is included in the current portion of long-term debt.

Barnwell capitalizes interest on costs related to its investment in land. Interest costs for the years ended September 30, 2002, 2001 and 2000 are summarized as follows:

	2002	2001	2000
Interest costs incurred	**$ 498,000**	$ 665,000	$ 906,000
Less interest costs capitalized on investment in land	**202,000**	278,000	93,000
Interest expense	**$ 296,000**	$ 387,000	$ 813,000

7. TAXES ON INCOME

The components of earnings before income taxes are as follows:

	Year ended September 30,		
	2002	2001	2000
Earnings (loss) before income taxes in:			
United States	**$(1,811,000)**	$(1,586,000)	$ 1,780,000
Canada	**3,412,000**	10,991,000	7,338,000
	$ 1,601,000	$ 9,405,000	$ 9,118,000

The components of the provision for income taxes related to the above earnings are as follows:

	Year ended September 30,		
	2002	2001	2000
Current provision:			
United States – Federal	**$ 21,000**	$ 160,000	$ 50,000
Canadian	**1,135,000**	5,261,000	3,022,000
Total current	**1,156,000**	5,421,000	3,072,000
Deferred provision:			
United States	**42,000**	44,000	916,000
Canadian	**363,000**	110,000	120,000
Total deferred	**405,000**	154,000	1,036,000
	$1,561,000	$5,575,000	$4,108,000

Included in the provision for deferred income taxes for the year ended September 30, 2002 is a U.S. deferred tax benefit of $376,000 as a result of the temporary difference, created by the excess of expenses recognized under the cost recovery method for books over expenses deductible for tax purposes, applicable to the sale of land development rights in December 2001. There were no deferred income tax benefits related to land sales in the years ended September 30, 2001 and 2000.

During fiscal 2001, the Province of Alberta reduced the province's corporate tax rate from 15.5% to 13.5% effective April 1, 2001. As a result of this reduction, Barnwell recorded an approximately $300,000 deferred income tax benefit in fiscal 2001; there was no such benefit recorded in fiscal 2002 or fiscal 2000.

In April 2002, the legislative assembly of the Province of Alberta held a first reading and passed at second reading a bill to reduce the province's corporate tax rate from 13.5% to 13.0%, effective April 1, 2002. On November 19, 2002, the bill passed on third reading and was enacted into law on December 4, 2002; the reduction in the tax rate will reduce income tax liabilities by an estimated $75,000 in December 2002.

A reconciliation between the reported provision for income taxes and the amount computed by multiplying the earnings before income taxes by the U.S. federal tax rate of 35% is as follows:

	Year ended September 30,		
	2002	2001	2000
Tax expense computed by applying statutory rate	**$ 560,000**	$ 3,292,000	$ 3,191,000
Effect of the foreign tax provision on the total tax provision	**1,060,000**	2,264,000	906,000
State net operating losses utilized (generated)	**(22,000)**	18,000	83,000
Other	**(37,000)**	1,000	(72,000)
	$ 1,561,000	$ 5,575,000	$ 4,108,000

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at September 30, 2002 and 2001 are as follows:

	2002	2001
Deferred income tax assets:		
U.S. tax effect of deferred Canadian taxes	$ 2,391,000	$ 2,279,000
Foreign tax credit carryforwards	4,313,000	3,524,000
Tax basis in investment in land in excess of book basis	1,263,000	873,000
Write-down of assets not deducted for tax	355,000	355,000
Alternative minimum tax credit carryforwards	372,000	351,000
State of Hawaii net operating loss carryforwards	264,000	242,000
Expenses accrued for books but not for tax	547,000	625,000
Other	-	61,000
Total gross deferred tax assets	9,505,000	8,310,000
Less-valuation allowance	(7,595,000)	(6,865,000)
Net deferred income tax assets	1,910,000	1,445,000
Deferred income tax liabilities:		
Property and equipment accumulated tax depreciation and depletion in excess of book under Canadian tax law	(7,033,000)	(6,703,000)
Property and equipment accumulated tax depreciation and depletion in excess of book under U.S. tax law	(1,768,000)	(1,270,000)
Other	(328,000)	(319,000)
Total deferred income tax liabilities	(9,129,000)	(8,292,000)
Net deferred income tax liability	$(7,219,000)	$(6,847,000)

The total valuation allowance increased $730,000, $1,849,000 and $906,000, for the years ended September 30, 2002, 2001 and 2000, respectively. The increases relate primarily to foreign tax credit carryforwards for which it is more likely than not that such carryforwards will not be utilized to reduce Barnwell's U.S. tax obligation.

A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax asset will not be realized. Barnwell has established a valuation allowance primarily for the U.S. tax effect of deferred Canadian taxes, foreign tax credits, accrued expenses and state of Hawaii net operating loss carryforwards which may not be realizable in future years as there can be no assurance of any specific level of earnings or that the timing of U.S. earnings will coincide with the payment of Canadian taxes to enable Canadian taxes to be fully deducted (or recoverable) for U.S. tax purposes.

Net deferred tax assets of $1,910,000 consists primarily of $1,263,000 of deferred tax assets related to the excess of the cost basis of investment in land for tax purposes over the cost basis of investment in land for book purposes. This deferred tax asset will be realized through the deduction of the cost basis of investment in land for tax purposes against future proceeds from sales of interests in leasehold land and land development rights. The amount of deferred income tax assets considered realizable may be reduced if estimates of future taxable income are reduced.

At September 30, 2002, Barnwell had alternative minimum tax credit carryforwards of $372,000 which are available to reduce future U.S. federal regular income taxes, if any, over an indefinite period.

8. PENSION PLAN

Barnwell sponsors a noncontributory defined benefit pension plan covering substantially all of its U.S. employees, with benefits based on years of service and the employee's highest consecutive five-year average earnings. Barnwell's funding policy is intended to provide for both benefits attributed to service to-date and for those expected to be earned in the future. The plan assets at September 30, 2002 were invested as follows: 9% in cash and cash equivalents, 39% listed government mortgages and 52% common stocks and equity mutual funds.

The funded status of the pension plan and the amounts recognized in the consolidated financial statements are as follows:

	September 30,	
	2002	2001
Change in Benefit Obligation		
Benefit obligation at beginning of year	**$2,197,000**	$2,094,000
Service cost	**94,000**	94,000
Interest cost	**161,000**	152,000
Actuarial loss (gain)	**421,000**	(4,000)
Benefits paid	**(120,000)**	(139,000)
Benefit obligation at end of year	**2,753,000**	2,197,000
Change in Plan Assets		
Fair value of plan assets at beginning of year	**2,146,000**	2,500,000
Actual return on plan assets	**(171,000)**	(215,000)
Employer contribution	**-**	-
Benefits paid	**(120,000)**	(139,000)
Fair value of plan assets at end of year	**1,855,000**	2,146,000
Funded status	**(898,000)**	(51,000)
Unrecognized net asset	**-**	(1,000)
Unrecognized prior service cost	**18,000**	23,000
Unrecognized actuarial loss (gain)	**636,000**	(122,000)
Accrued benefit cost	**$ (244,000)**	$ (151,000)
Weighted-Average Assumptions as of September 30,	**2002**	2001
Discount rate	**6.50%**	7.50%
Expected return on plan assets	**8.00%**	8.00%
Rate of compensation increase	**5.00%**	5.00%

	Year ended September 30,		
	2002	2001	2000
Net Periodic Benefit Cost for the Year			
Service cost	**$ 94,000**	$ 94,000	$ 78,000
Interest cost	**161,000**	152,000	145,000
Expected return on plan assets	**(167,000)**	(195,000)	(180,000)
Amortization of net asset	**(1,000)**	(1,000)	(1,000)
Amortization of prior service cost	**6,000**	6,000	6,000
Amortization of net actuarial gain	**-**	(13,000)	(12,000)
Net periodic benefit cost	**$ 93,000**	$ 43,000	$ 36,000

9. STOCK OPTIONS

In March 1995, Barnwell granted 20,000 stock options to an officer of Barnwell under a non-qualified plan at a purchase price of $19.625 per share (market price on date of grant), with 4,000 of such options vesting annually commencing one year from the date of grant. These options have stock appreciation rights that permit the holder to receive stock, cash or a combination thereof equal to the amount by which the fair market value, at the time of exercise of the option, exceeds the option price. The options expire ten years from the date of grant. Barnwell recognized $6,000 of compensation cost relating to these options in the year ended September 30, 2002. No compensation cost has been recognized for these options for the years ended September 30, 2001 and 2000.

In June 1998, Barnwell granted 30,000 stock options to an officer of Barnwell's oil and gas segment under a non-qualified plan at a purchase price of $15.625 per share (market price on date of grant), with 6,000 of such options vesting annually commencing one year from the date of grant. These options have stock appreciation rights that permit the holder to receive stock, cash or a combination thereof equal to the amount by which the fair market value, at the time of exercise of the option, exceeds the option price. The options expire ten years from the date of grant. Barnwell recognized $43,000, $38,000 and $46,000 of compensation costs relating to these options in the years ended September 30, 2002, 2001 and 2000, respectively.

In December 1999, Barnwell granted qualified stock options to certain employees of Barnwell to acquire 68,000 shares and 29,000 shares of Barnwell's common stock with an exercise price per share of $11.875 (market price at date of grant) and $13.063 (110% of market price at date of grant), respectively. These options vest annually over four years commencing one year from the date of grant. The $11.875 per share options expire ten years from the date of grant, and the $13.063 per share options expire five years from the date of grant. No compensation cost was recognized for these options for the years ended September 30, 2002, 2001 and 2000. 36,000 shares were available for grant under this plan at September 30, 2002.

Barnwell applies the provisions of Accounting Principles Board Opinion No. 25 in accounting for stock-based compensation and adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation", effective October 1, 1996. Had compensation cost for the stock options granted in June 1998 and December 1999 been determined based on the fair value method of measuring stock-based compensation provisions of Statement of Financial Accounting Standards No. 123, Barnwell's net (loss) earnings and basic and diluted (loss) earnings per share would have been as follows:

	Years ended September 30,		
	2002	2001	2000
Pro-forma net (loss) earnings	$ (55,000)	$ 3,645,000	$ 4,750,000
Pro-forma basic (loss) earnings per share	$ (0.04)	$ 2.78	$ 3.61
Pro-forma diluted (loss) earnings per share	$ (0.04)	$ 2.69	$ 3.49

Fair value measurement of these options was based on a Black-Scholes option-pricing model which included assumptions of a weighted average expected life of 5.97 years, expected volatility of

30%, weighted average risk-free interest rate of 6.12%, and an expected dividend yield of 0%. The pro-forma net earnings reflect only options granted since October 1, 1995. Therefore, the full impact of calculating compensation cost for stock options under Statement of Financial Accounting Standards No. 123 is not reflected in the pro-forma earnings reported above because compensation cost is reflected over the options' vesting periods and compensation cost for options granted prior to October 1, 1995 is not considered.

During the year ended September 30, 2002, 3,000 options to acquire Barnwell's stock at $11.875 per share were forfeited. During the year ended September 30, 2001, 1,000 options to acquire Barnwell's stock at $11.875 per share were exercised.

Stock options at September 30, 2002 were as follows:

	Options outstanding			Options exercisable	
Range of exercise prices	Number of Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
$11.875 - $15.625	**123,000**	**5.6 years**	**$13.07**	**70,500**	**$13.40**
$19.625	**20,000**	**2.4 years**	**$19.63**	**20,000**	**$19.63**
$11.875 - $19.625	**143,000**	**5.2 years**	**$13.99**	**90,500**	**$14.77**

Stock options at September 30, 2001 were as follows:

	Options outstanding			Options exercisable	
Range of exercise prices	Number of Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
$11.875 - $15.625	126,000	6.7 years	$13.04	41,250	$13.72
$19.625	20,000	3.4 years	$19.63	20,000	$19.63
$11.875 - $19.625	146,000	6.2 years	$13.94	61,250	$15.65

Stock options at September 30, 2000 were as follows:

	Options outstanding			Options exercisable	
Range of exercise prices	Number of Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
$11.875 - $15.625	127,000	7.7 years	$13.03	12,000	$15.63
$19.625	20,000	4.4 years	$19.63	20,000	$19.63
$11.875 - $19.625	147,000	7.2 years	$13.93	32,000	$18.13

In December 2001, approximately $71,000 of convertible debentures, including accrued interest, was converted to 3,558 shares of Barnwell's stock at $20 per share; these shares were issued from Barnwell's treasury stock. During the year ended September 30, 2001, Barnwell repurchased 1,000 shares of its common stock from an employee arising from the exercise of stock options for $19,750 at the then prevailing market price under a March 2000 stock buyback plan authorizing the repurchase of up to 100,000 shares. During the year ended September 30, 2000, Barnwell repurchased 6,000 shares of its common stock on the open market for $93,000 (average price of $15.50 per share) under the March 2000 stock buyback plan. Barnwell plans to repurchase additional shares from time to time in the open market or in privately negotiated transactions, depending on market conditions. At September 30, 2002, Barnwell could purchase an additional 93,000 shares under the March 2000 repurchase authorization.

10. COMMITMENTS AND CONTINGENCIES

Barnwell has committed to compensate its Vice President of Canadian Operations pursuant to an incentive compensation plan, the value of which directly relates to Barnwell's oil and natural gas segment's net income and the change in the value of Barnwell's oil and gas reserves since 1998 with adjustments for changes in natural gas and oil prices and subject to other terms and conditions. Barnwell recognized a $48,000 benefit pursuant to this incentive plan in fiscal 2002 and $288,000 of compensation expense pursuant to this incentive plan in fiscal 2000; there was no compensation expense or benefit recognized in fiscal 2001.

Barnwell has also committed to compensate certain Canadian personnel pursuant to an incentive compensation plan, the value of which directly relates to Barnwell's oil and natural gas segment's net income and the value of Barnwell's oil and gas reserves discovered, commencing in fiscal 2002, for projects developed by such personnel. Barnwell recognized no compensation expense pursuant to this plan in fiscal 2002.

Barnwell has several non-cancelable operating leases for office space and leasehold land. Rental expense was $467,000 in 2002, $460,000 in 2001 and $406,000 in 2000. Barnwell is committed under these leases for minimum rental payments summarized by fiscal year as follows: 2003 - $495,000, 2004 - $363,000, 2005 - $214,000, 2006 - $124,000, 2007 - $124,000 and thereafter through 2026 an aggregate of $1,326,000.

Barnwell is occasionally involved in routine litigation and is subject to governmental and regulatory controls that are incidental to the ordinary course of business. Barnwell's management believes that all claims and litigation involving Barnwell are not likely to have a material adverse effect on its financial statements taken as a whole.

11. SEGMENT AND GEOGRAPHIC INFORMATION

Barnwell operates three segments: exploring for, developing, producing and selling oil and natural gas (oil and natural gas); investing in leasehold land in Hawaii (land investment); and drilling wells and installing and repairing water pumping systems in Hawaii (contract drilling). Barnwell's reportable segments are strategic business units that offer different products and services. They are managed separately as each segment requires different operational methods, operational assets and marketing strategies, and operate in different geographical locations.

Barnwell does not allocate general and administrative expenses, interest expense, interest income or income taxes to segments, and there are no transactions between segments that affect segment profit or loss.

	Year ended September 30,		
	2002	2001	2000
Revenues:			
Oil and natural gas	**$11,320,000**	$19,870,000	$15,270,000
Contract drilling	**3,480,000**	3,290,000	3,520,000
Land investment	**120,000**	-	6,540,000
Other	**698,000**	601,000	891,000
Total before interest income	**15,618,000**	23,761,000	26,221,000
Interest income	**262,000**	329,000	349,000
Total revenues	**$15,880,000**	$24,090,000	$26,570,000
Depreciation, depletion and amortization:			
Oil and natural gas	**$ 3,315,000**	$ 3,416,000	$ 3,121,000
Contract drilling	**118,000**	116,000	176,000
Other	**215,000**	222,000	275,000
Total	**$ 3,648,000**	$ 3,754,000	$ 3,572,000
Operating profit (loss) (before general and administrative expenses):			
Oil and natural gas	**$ 4,897,000**	$12,945,000	$ 9,021,000
Contract drilling	**541,000**	268,000	603,000
Land investment, net of minority interest	**58,000**	(8,000)	3,232,000
Other	**483,000**	379,000	616,000
Total	**5,979,000**	13,584,000	13,472,000
General and administrative expenses	**(4,344,000)**	(4,121,000)	(3,470,000)
Interest income	**262,000**	329,000	349,000
Interest expense	**(296,000)**	(387,000)	(813,000)
Foreign exchange losses	**-**	-	(420,000)
Earnings before income taxes	**$ 1,601,000**	$ 9,405,000	$ 9,118,000
Capital expenditures:			
Oil and natural gas	**$ 4,581,000**	$ 4,240,000	$ 5,003,000
Land investment	**944,000**	5,954,000	631,000
Contract drilling	**77,000**	84,000	393,000
Other	**42,000**	180,000	222,000
Total	**$ 5,644,000**	$10,458,000	$ 6,249,000

Depletion per 1,000 cubic feet ("MCF") of natural gas and natural gas equivalent ("MCFE"), converted at a rate of one barrel of oil and natural gas liquids to 5.8 MCFE, was $0.71 in fiscal 2002, $0.70 in fiscal 2001 and $0.60 in fiscal 2000.

Land investment capital expenditures in 2001 include $5,000,000 for the purchase of the additional 27.5% interest in Kaupulehu Developments. Barnwell paid $2,791,000 in cash and $2,209,000 in non-interest bearing promissory notes.

ASSETS BY SEGMENT:

	September 30,					
	2002		2001		2000	
Oil and natural gas (1)	**$27,113,000**	**66%**	$24,973,000	57%	$25,686,000	66%
Contract drilling (2)	**1,931,000**	**5%**	2,128,000	5%	1,925,000	5%
Land investment (2)	**7,740,000**	**19%**	8,677,000	20%	3,975,000	10%
Other:						
Cash and cash equivalents	**1,489,000**	**4%**	5,154,000	12%	5,701,000	15%
Corporate and other	**2,401,000**	**6%**	2,739,000	6%	1,373,000	4%
Total	**$40,674,000**	**100%**	$43,671,000	100%	$38,660,000	100%

(1) Primarily located in the Province of Alberta, Canada.
(2) Located in Hawaii.

LONG-LIVED ASSETS BY GEOGRAPHIC AREA:

	September 30,					
	2002		2001		2000	
United States	**$ 8,962,000**	**27%**	$10,075,000	30%	$ 5,383,000	18%
Canada	**24,606,000**	**73%**	23,494,000	70%	23,940,000	82%
Total	**$33,568,000**	**100%**	$33,569,000	100%	$29,323,000	100%

REVENUE BY GEOGRAPHIC AREA:

	Year ended September 30,		
	2002	2001	2000
United States	**$ 3,766,000**	$ 3,397,000	$10,175,000
Canada	**11,852,000**	20,364,000	16,046,000
Total (excluding interest income)	**$15,618,000**	$23,761,000	$26,221,000

12. FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of cash and cash equivalents, accounts receivable, notes receivable, accounts payable and notes payable approximate fair value because of the short maturity of these instruments. The carrying value of long-term debt approximates fair value as the terms approximate current market terms for similar debt instruments of comparable risk and maturities.

The differences between the estimated fair values and carrying values of Barnwell's financial instruments are not material.

13. CONCENTRATIONS OF CREDIT RISK

Barnwell's oil and natural gas segment derived 76% of its oil and natural gas revenues in fiscal 2002 from five individually significant customers, ProGas Limited, Plains Marketing Ltd., AltaGas Services Inc., Engage Energy Canada L.P., and Petrogas Marketing Ltd. At September 30, 2002, Barnwell had a total of $943,000 in receivables from these five customers. In fiscal 2001 Barnwell derived 83% of its oil and natural gas revenues from four individually significant customers.

Barnwell's contract drilling subsidiary derived 70%, 49% and 70% of its contract drilling revenues in fiscal 2002, 2001 and 2000, respectively, pursuant to Federal, State of Hawaii and county contracts. At September 30, 2002, Barnwell had accounts receivables from the Federal, State of Hawaii and county entities totaling approximately $736,000. Barnwell has lien rights on contracts with the Federal, State of Hawaii, and county governments.

Historically, Barnwell has not incurred significant credit related losses on its trade receivables, and management does not believe significant credit risk related to these trade receivables exists at September 30, 2002.

14. SUPPLEMENTAL STATEMENTS OF CASH FLOWS INFORMATION

The following details the effect of changes in current assets and liabilities on the consolidated statements of cash flows, and presents supplemental cash flow information:

	Year ended September 30,		
	2002	2001	2000
(Decrease) increase from changes in:			
Receivables	**$ (622,000)**	$ 80,000	$ 82,000
Costs and estimated earnings in excess of billings on uncompleted contracts	**206,000**	116,000	(324,000)
Inventories	**18,000**	(29,000)	25,000
Other current assets	**(356,000)**	(185,000)	(233,000)
Accounts payable	**148,000**	551,000	(42,000)
Accrued expenses	**21,000**	667,000	1,454,000
Billings in excess of costs and estimated earnings on uncompleted contracts	**(94,000)**	(142,000)	211,000
Payable to joint interest owners	**403,000**	(436,000)	148,000
Income taxes payable	**(2,311,000)**	1,790,000	305,000
(Decrease) increase from changes in current assets and liabilities	**$(2,587,000)**	$2,412,000	$1,626,000
Supplemental disclosure of cash flow information:			
Cash paid during the year for:			
Interest (net of amounts capitalized)	**$ 303,000**	$ 423,000	$ 848,000
Income taxes	**$ 3,812,000**	$3,705,000	$2,817,000

Supplemental disclosure of Non-cash Investing and Financing Activities:

In December 2001, approximately $71,000 of convertible debentures, including accrued interest, was converted to 3,558 shares of Barnwell's stock at $20 per share; these shares were issued from Barnwell's treasury stock.

In April 2001, Barnwell purchased 55.2% of Cambridge Hawaii Limited Partnership for $5,000,000. $2,791,000 was paid upon closing, and the remaining balance of $2,209,000 was financed by non-interest bearing notes payable. The $2,209,000 of notes payable was paid in fiscal 2002.

15. SUPPLEMENTARY OIL AND NATURAL GAS INFORMATION (UNAUDITED)

The following tables summarize information relative to Barnwell's oil and natural gas operations, which are substantially conducted in Canada. Proved reserves are the estimated quantities of crude oil, condensate and natural gas which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed producing oil and natural gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. The estimated net interests in total proved developed and proved developed producing reserves are based upon subjective engineering judgments and may be affected by the limitations inherent in such estimations. The process of estimating reserves is subject to continual revision as additional information becomes available as a result of drilling, testing, reservoir studies and production history. There can be no assurance that such estimates will not be materially revised in subsequent periods.

(A) Oil and Natural Gas Reserves

The following table, based on information prepared by independent petroleum engineers, Paddock Lindstrom & Associates Ltd., summarizes changes in the estimates of Barnwell's net interests in total proved reserves of crude oil and condensate and natural gas ("MCF" means 1,000 cubic feet of natural gas) which are all in Canada:

	OIL (Barrels)	GAS (MCF)
Balance at September 30, 1999	2,138,000	36,879,000
Increase in royalty rates*	(131,000)	(5,699,000)
Revisions of previous estimates	(7,000)	(300,000)
Extensions, discoveries and other additions	72,000	2,417,000
Less production	(291,000)	(3,501,000)
Balance at September 30, 2000	1,781,000	29,796,000
Decrease in royalty rates*	104,000	2,482,000
Revisions of previous estimates	(111,000)	(1,695,000)
Extensions, discoveries and other additions	34,000	1,057,000
Less production	(272,000)	(3,269,000)
Balance at September 30, 2001	1,536,000	28,371,000
Revisions of previous estimates	184,000	985,000
Extensions, discoveries and other additions	49,000	1,087,000
Less production	(242,000)	(3,277,000)
Balance at September 30, 2002	**1,527,000**	**27,166,000**

* The deduction or addition of reserve units due to royalty rates is the result of Alberta's royalties being calculated on a sliding scale basis, with the royalty percentage increasing as prices increase. The Province of Alberta takes its royalty share of production based on commodity prices; as all commodity prices were significantly higher at September 30, 2000, as compared to September 30, 1999, significantly more reserves were deducted for royalty volumes at September 30, 2000, as compared to September 30, 1999. Conversely, as all commodity prices were significantly lower at September 30, 2001, as compared to September 30, 2000, significantly less reserves were deducted for royalty volumes at September 30, 2001, as compared to September 30, 2000.

Proved producing reserves at:	OIL (Barrels)	GAS (MCF)
September 30, 1999	1,759,000	25,908,000
September 30, 2000	1,508,000	20,594,000
September 30, 2001	1,327,000	21,847,000
September 30, 2002	**1,303,000**	**19,612,000**

(B) Capitalized Costs Relating to Oil and Natural Gas Producing Activities

	September 30,		
	2002	2001	2000
Proved properties	**$56,959,000**	$51,668,000	$50,271,000
Unproved properties	**1,149,000**	2,152,000	2,191,000
Total capitalized costs	**58,108,000**	53,820,000	52,462,000
Accumulated depletion and depreciation	**33,796,000**	30,663,000	28,945,000
Net capitalized costs	**$24,312,000**	$23,157,000	$23,517,000

(C) Costs Incurred in Oil and Natural Gas Property Acquisition, Exploration and Development

	Year ended September 30,		
	2002	2001	2000
Acquisition of properties:			
Unproved, Canadian	**$ 262,000**	$ 468,000	$ 540,000
Exploration costs:			
Canadian	**$1,007,000**	$ 431,000	$ 813,000
United States	**-**	172,000	167,000
	$1,007,000	$ 603,000	$ 980,000
Development costs, Canadian	**$3,312,000**	$3,169,000	$3,483,000

(D) The Results of Operations of Barnwell's Oil and Natural Gas Producing Activities

	Year ended September 30,		
	2002	2001	2000
Gross revenues:			
Canada	**$14,824,000**	$27,615,000	$19,054,000
United States	**72,000**	80,000	103,000
Total gross revenues	**14,896,000**	27,695,000	19,157,000
Royalties, net of credit	**3,576,000**	7,825,000	3,887,000
Net revenues	**11,320,000**	19,870,000	15,270,000
Production costs	**3,108,000**	3,509,000	3,128,000
Depletion and depreciation	**3,315,000**	3,416,000	3,121,000
Pre-tax results of operations*	**4,897,000**	12,945,000	9,021,000
Estimated income tax expense	**2,450,000**	6,398,000	4,271,000
Results of operations*	**$ 2,447,000**	$ 6,547,000	$ 4,750,000

* Before general and administrative expenses, interest expense, and foreign exchange losses.

(E) Standardized Measure, Including Year-to-Year Changes Therein, of Estimated Discounted Future Net Cash Flows

The following tables have been developed pursuant to procedures prescribed by Statement of Financial Accounting Standards 69, and utilize reserve and production data estimated by petroleum engineers. The information may be useful for certain comparison purposes but should not be solely relied upon in evaluating Barnwell or its performance. Moreover, the projections should not be construed as realistic estimates of future cash flows, nor should the standardized measure be viewed as representing current value.

The estimated future cash flows are based on sales prices, costs, and statutory income tax rates in existence at the dates of the projections. Material revisions to reserve estimates may occur in the future, development and production of the oil and natural gas reserves may not occur in the periods assumed and actual prices realized and actual costs incurred are expected to vary significantly from those used. Management does not rely upon this information in making investment and operating decisions; rather, those decisions are based upon a wide range of factors, including estimates of probable reserves as well as proved reserves and price and cost assumptions different than those reflected herein.

Standardized Measure of Estimated Discounted Future Net Cash Flows

	As of September 30,		
	2002	2001	2000
Future cash inflows	**$101,448,000**	$ 82,347,000	$159,328,000
Future production costs	**(30,537,000)**	(28,883,000)	(32,309,000)
Future development costs	**(1,263,000)**	(1,216,000)	(1,397,000)
Future net cash flows before income taxes	**69,648,000**	52,248,000	125,622,000
Future income tax expenses	**(17,442,000)**	(18,783,000)	(51,516,000)
Future net cash flows	**52,206,000**	33,465,000	74,106,000
10% annual discount for timing of cash flows	**(19,587,000)**	(12,192,000)	(31,606,000)
Standardized measure of estimated discounted future net cash flows	**$ 32,619,000**	$ 21,273,000	$ 42,500,000

Changes in the Standardized Measure of Estimated Discounted Future Net Cash Flows

	Year ended September 30,		
	2002	2001	2000
Beginning of year	**$21,273,000**	$ 42,500,000	$28,757,000
Sales of oil and natural gas produced, net of production costs	**(8,210,000)**	(16,281,000)	(12,142,000)
Net changes in prices and production costs, net of royalties and wellhead taxes	**12,469,000**	(25,205,000)	33,265,000
Extensions and discoveries	**1,989,000**	1,438,000	6,132,000
Revisions of previous quantity estimates	**2,657,000**	29,000	38,000
Net change in Canadian dollar translation rate	**(41,000)**	(1,640,000)	(358,000)
Changes in the timing of future production and other	**(1,224,000)**	(1,152,000)	(1,755,000)
Net change in income taxes	**1,957,000**	18,178,000	(14,166,000)
Accretion of discount	**1,749,000**	3,406,000	2,729,000
Net change	**11,346,000**	(21,227,000)	13,743,000
End of year	**$32,619,000**	$ 21,273,000	$42,500,000

DIRECTORS AND OFFICERS

BOARD OF DIRECTORS

Erik Hazelhoff-Roelfzema[1] – Investor

Alan D. Hunter, Q.C.[3,6] – Partner, Code Hunter LLC (Attorneys)

Daniel Jacobson, CPA[2,7] – Vice Chairman and Director, Siebert Financial Corporation

Martin Anderson[1,2,3] – Partner, Goodsill Anderson Quinn & Stifel (Attorneys)

Murray C. Gardner, Ph.D.[1,2,3] – Independent Resource Consultant

Terry Johnston[2] – Investor

Alexander C. Kinzler – President, Chief Operating Officer and General Counsel

Morton H. Kinzler[4,5] – Chairman of the Board and Chief Executive Officer

[1]Member of the Executive Committee
[2]Member of the Compensation Committee
[3]Member of the Audit Committee
[4]Non-voting member of the Compensation Committee
[5]Chairman of the Executive Committee
[6]Chairman of the Compensation Committee
[7]Chairman of the Audit Committee

OFFICERS

Morton H. Kinzler
Chairman of the Board, Chief Executive Officer

Alexander C. Kinzler
President, Chief Operating Officer, General Counsel

Russell M. Gifford
Executive Vice President, Chief Financial Officer, Treasurer, Secretary

Warren D. Steckley
Vice President, Canadian Operations

Margaret A. Mangan
Assistant Vice President, Assistant Treasurer, Assistant Secretary

Mark A. Murashige
Assistant Vice President, Assistant Controller, Assistant Secretary

Cynthia M. K. Grillot
Assistant Vice President, Assistant Secretary

Corporate Information

Corporate Headquarters
Barnwell Industries, Inc.
1100 Alakea Street, Suite 2900
Honolulu, Hawaii 96813
Phone (808) 531-8400
Fax (808) 531-7181

Canadian Office
Barnwell of Canada, Limited
Suite 1120, 639 5th Avenue S.W.
Calgary, Alberta, Canada T2P 0M9
Phone (403) 531-1560
Fax (403) 266-4124

Big Island Office
Water Resources International, Inc.
P.O. Box 44301, Kamuela Industrial Park
Kamuela, Hawaii 96743
Phone (808) 882-7207
Fax (808) 882-7655

Transfer Agent
American Stock Transfer & Trust Company
59 Maiden Lane
New York, New York 10038
Phone (718) 921-8200
Website www.amstock.com

Ticker Symbol: **BRN**
Website: **www.brninc.com**

Stock Exchange Listings
American Stock Exchange
Toronto Stock Exchange

Annual Meeting

Barnwell's Annual Meeting of Stockholders will be held on March 3, 2003 at 9:30 A.M. in Shreveport, Louisiana.

Market Prices of Common Stock

The following tables reflect the quarterly high and low sales prices, on the American Stock Exchange, for the Company's common stock during the periods indicated:

Quarter ended	High	Low
December 31, 2000	21.00	16.88
March 31, 2001	20.94	17.85
June 30, 2001	22.20	18.30
September 30, 2001	20.00	18.50
December 31, 2001	20.75	17.90
March 31, 2002	20.60	19.75
June 30, 2002	20.75	20.00
September 30, 2002	20.05	19.40

Form 10-KSB

Stockholders may obtain a copy of the Company's Form 10-KSB, without charge, by writing to Barnwell Industries, Inc., 1100 Alakea Street, Suite 2900, Honolulu, HI 96813 or by sending an email to brn1@brninc.com or by following the "SEC Filings" link at the Company's website (www.brninc.com).

Barnwell Industries, Inc., 1100 Alakea Street, Suite 2900, Honolulu, HI 96813